October 9, 2009


Ms. Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  ACAP Global Fund (f/k/a Madison Avenue Global Fund)
     File Nos.:  811-22312, 333-160653


Dear Ms. Browning:

     On behalf of ACAP Global Fund (f/k/a Madison Avenue Global Fund) (the "Fund"), we are hereby filing this letter in response to your letter dated September 2, 2009 commenting on the Fund's Registration Statement on Form N-2 filed on July 17, 2009 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). Below, we describe the changes we have proposed to the Registration Statement in response to your letter, and in connection with our telephone conversation on September 4, 2009. Appendix A contains a revised Registration Statement cover page, prospectus (the "Prospectus") and statement of additional information ("SAI") addressing your comments. (Appendix A also includes certain other minor changes.)

     For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

     Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statement.

OUTSIDE FRONT COVER PAGE

     1. BECAUSE THIS IS A NEW REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND NOT A POST EFFECTIVE AMENDMENT, THE SECURITIES ACT POST-EFFECTIVE AMENDMENT BOX SHOULD BE LEFT BLANK, AND NO REFERENCE MADE TO ACCELERATION UNDER SECTION 8(C) OF THE SECURITIES ACT. ALSO, A CROSS-REFERENCE SHEET IS NO LONGER NEEDED AS PART OF THE REGISTRATION STATEMENT.

     The requested changes have been made. Please see pages A-1 through A-3.

     2. PLEASE ADVISE THE STAFF OF THE NATURE OF THE OFFERING. WHILE THE FACING PAGE OF THE REGISTRATION STATEMENT INDICATES THAT THIS IS AN OFFERING UNDER RULE 415, THE PROSPECTUS DISCLOSES THAT THE OFFERING CONSISTS OF TWO PHASES: AN INITIAL OFFERING AT A FIXED PRICE, AND FOLLOWING THE TERMINATION OF THE INITIAL OFFERING, A CONTINUOUS OFFERING AT A PRICE EQUAL TO NET ASSET VALUE PLUS A

SALES LOAD. PLEASE ADVISE THE STAFF WHETHER YOU ARE REGISTERING TWO OFFERINGS. ARE BOTH THE INITIAL OFFERING AND SUBSEQUENT CONTINUOUS OFFERING BEING MADE ON A BEST EFFORTS BASIS?

         Pursuant to Rule 415(a)(1)(xi), the Registration Statement pertains only to shares of common stock which are to be offered and sold on a continuous basis by a registered closed-end management investment company that makes periodic repurchase offers pursuant to Rule 23c-3. Thus, the Fund seeks to register one offering with an initial phase wherein shares will be offered at a fixed price per share (plus a sales load, if applicable) and a secondary phase, whereby the Fund will, on a monthly basis, offer to sell additional shares at a price equal to the net asset value plus a sales load (if applicable). For your reference, we note the registration statement of Central Park Group Multi-Event Fund (File Nos. 333-139002, 811-21984), a closed-end interval fund, which registered an initial offering under Rule 415 at a fixed price per share while, in the same registration statement, set forth its intention to sell additional shares, from time to time.

     As set forth in the Registration Statement, the Fund's offering pursuant to Rule 415(a)(1)(xi) will be conducted on a best efforts basis.

     3. PLEASE MAKE A CONFORMING CHANGE TO THE "CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933" CHART TO REFLECT THE DISCLOSURE REQUIRED BY FORM N-2. SPECIFICALLY, THE COLUMN READING, "MAXIMUM AGGREGATE OFFERING AMOUNT" SHOULD BE CHANGED TO "PROPOSED MAXIMUM AGGREGATE OFFERING PRICE."

     The requested change has been made. Please see page A-2.

     4. WE NOTE THE "RED HERRING" DISCLOSURE IN THE PROSPECTUS. PLEASE INFORM THE STAFF WHETHER THE FUND IS CIRCULATING THE PROSPECTUS TO POTENTIAL INVESTORS OR OTHERS BEFORE FILING A PRE-EFFECTIVE AMENDMENT.

     The Fund may circulate the Prospectus to potential investors or others before filing a pre-effective amendment.

     5. PLEASE CONFIRM TO THE STAFF THAT THE TOTAL OFFERING TABLE  DISCLOSES ALL
OF  THE  INFORMATION  REQUIRED  BY  INSTRUCTION  2  (THE  LAST  SENTENCE),   AND
INSTRUCTION 5 TO ITEM 1.1.G OF FORM N-2 OR REVISE THE DISCLOSURE ACCORDINGLY.

     The Total Offering Table has been revised and we believe discloses all of the information required by Instructions 2 and 5 to Item 1.1g. Please see pages A-3 and A-4.

     6. PLEASE REVISE THE TOTAL OFFERING TABLE TO CONFORM TO THE DISCLOSURE REQUIREMENTS OF ITEM 1.1.G OF FORM N-2 BY ADDING A "TOTAL" COLUMN TO THE TABLE. ALSO, PLEASE REVIEW THE FOOTNOTES TO THE PRICING TABLE TO ENSURE THEY ARE ACCURATE. FOR EXAMPLE, THE FIRST FOOTNOTE STATES THAT SHARES ARE OFFERED AT NAV PLUS A SALES LOAD. DOES THAT ACCURATELY DESCRIBE THE INITIAL OFFERING?

     The requested changes have been made to the Total Offering Table. In addition, the footnotes to the pricing table have been revised. Please see pages A-3 and A-4.

     7.  PLEASE  ADVISE THE STAFF  WHETHER  THE  FINANCIAL  INDUSTRY  REGULATORY
AUTHORITY   HAS  REVIEWED  AND  PASSED  UPON  THE  TERMS  OF  THE   DISTRIBUTION
ARRANGEMENTS, INCLUDING ALL THE COMPENSATION PAYABLE TO THE DISTRIBUTORS?

     The Financial Industry Regulatory Authority ("FINRA") has not reviewed and passed upon the terms of the distribution arrangements. Pursuant to FINRA's Corporate Financing Rule (Rule 5110(b)(8)(c)), securities of any closed-end investment company that makes periodic repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act and offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) constitutes an "exempt offering" for purposes of FINRA's filing requirements. Since the Fund will operate as an interval fund and seeks to conduct a continuous offering it currently does not intend to file the terms of its distribution arrangements with FINRA. FINRA treats such funds as "open-end" funds; thus, no filing or review would occur.

     8. THE FOLLOWING LANGUAGE, WHICH APPEARS LATER IN THE DISCLOSURE, ALSO SHOULD BE DISCLOSED ON THE OUTSIDE FRONT COVER PAGE:

          THE FUND HAS NO PLANS TO LIST ITS SHARES ON ANY SECURITIES EXCHANGE, AND THERE IS NO ASSURANCE THAT ANY SECONDARY MARKET WILL DEVELOP FOR SHARES. SHARES ARE SUBJECT TO TRANSFER RESTRICTIONS, INCLUDING A REQUIREMENT THAT SHARES MUST BE HELD IN THE INVESTOR'S ACCOUNT WITH A DISTRIBUTOR OR A SELLING AGENT AND MAY ONLY BE TRANSFERRED TO PERSONS WHO ARE QUALIFIED INVESTORS.

     The requested disclosure has been added to the Outside Front Cover Page. Please see page A-3.

PROSPECTUS

     GENERAL

     9. PLEASE REVISE THE DISCLOSURE TO DELETE EQUIVOCAL LANGUAGE FROM THE PROSPECTUS. IN THIS REGARD, IN DESCRIBING THE FUND'S STRATEGIES AND RISKS, AVOID THE USE OF UNCLEAR TERMS (E.G., "OTHER INSTRUMENTS," "SECURITIES INCLUDE COMMON," "SUCH AS," AND "SIMILAR INVESTMENT VEHICLES") AND INSTEAD DESCRIBE THE FUND'S ACTIVITIES IN A FULL MANNER. ALSO, THE PROSPECTUS USES ALL CAPS TO DISCLOSE CERTAIN ITEMS. PLEASE USE ALTERNATIVE MEANS THAT ARE CONSISTENT WITH THE PRINCIPLES OF PLAIN ENGLISH.

     The disclosure has been revised to address the Staff's comment. (As an example, please see page A-9.)

     10. THE FUND WILL USE DISTRIBUTORS TO SELL SHARES OF THE FUND. PLEASE DISCLOSE THAT THE DISTRIBUTORS ARE UNDERWRITERS UNDER THE FEDERAL SECURITIES LAWS OR ADVISE THE STAFF WHY YOU

BELIEVE THEY DO NOT CONSTITUTE UNDERWRITERS, AS THAT TERM IS DEFINED BY THE SECURITIES ACT AND THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT").

     The requested disclosure has been added. Please see page A-13.

COVER PAGE

     11. PLEASE DISCLOSE THAT SHARES OF CLOSED-END FUNDS TYPICALLY TRADE AT A DISCOUNT.

     It is our understanding, based on our telephone conversation on September 4, 2009 (at which time we explained that the Fund's shares will not be listed on any securities exchange), that this comment has been withdrawn.

     12. THE COVER PAGE STATES THAT THE DISTRIBUTOR WILL BE PAID ON A MONTHLY BASIS AT AN ANNUAL RATE NOT TO EXCEED .25% OF THE NET ASSET VALUE OF THE FUND "DETERMINED ON THE LAST DAY OF THE MONTH." THE PROSPECTUS DISCLOSES ELSEWHERE THAT NAV IS DETERMINED DAILY, AND THAT THE INCENTIVE FEE AND BASE MANAGEMENT FEE IS ACCRUED AND EXPENSED DAILY. PLEASE EXPLAIN TO THE STAFF WHY THE DISTRIBUTION FEE IS ACCRUED MONTHLY.

     The disclosure has been revised to indicate that the distribution fee is accrued daily as an expense of the Fund. Please see page A-14.

     13. THE COVER PAGE DISCLOSES THAT, AFTER THE INITIAL OFFERING IS CLOSED, SHARES OF THE FUND WILL BE OFFERED FOR PURCHASE MONTHLY. PLEASE CLARIFY WHETHER SALES WILL BE "ACCEPTED" DURING THE INITIAL OFFERING ON A DAILY BASIS. ALSO CLARIFY THE PROCEDURES OF PURCHASING SHARES DURING THE INITIAL OFFERING. FOR EXAMPLE, WHAT ARE THE PROCEDURES FOR TENDING THE PURCHASE MONEY TO THE FUND OR DISTRIBUTORS?

     The disclosure has been clarified as requested. Please see page A-4.

     14. IN ADDITION, AFTER THE INITIAL OFFERING, A SALE OF SHARES OCCURS WHEN AN ORDER IS ACCEPTED AT THE END OF THE MONTH. PENDING ACCEPTANCE BY THE FUND, THE SALES PRICE WILL BE DEPOSITED BY THE FUND IN AN INTEREST BEARING ESCROW ACCOUNT. PLEASE DISCLOSE WHETHER INVESTORS MAY, PRIOR TO THE TIME OF ACCEPTANCE BY THE FUND, RESCIND AN ORDER. IF SO, HOW QUICKLY WILL THE FUND REFUND THE AMOUNT OF MONEY, INCLUDING INTEREST, HELD IN ESCROW?

     The disclosure has been revised to clarify that the Fund will not establish an escrow account to hold prospective investor funds. Rather, an investor's purchase money will only be withdrawn from his, her or its brokerage account at a Closing Time (at the close of business on the last business day of a month), at which point orders are accepted. A prospective investor may rescind a purchase order for shares at any time prior to the Closing Time. Please see page A-4.

     15. THE COVER PAGE DISCLOSES THAT THE FUND "WILL" MAKE QUARTERLY OFFERS TO REPURCHASE 5 TO 25 PERCENT OF THE FUND'S OUTSTANDING SHARES. THE FUND APPEARS TO BE AN INTERVAL FUND UNDER RULE 23C-3 OF THE 1940 ACT AND HAS A FUNDAMENTAL POLICY TO MAKE REPURCHASES OF 5 PERCENT.

PLEASE REVISE THE DISCLOSURE TO STATE IN PLAIN ENGLISH THAT THE FUND IS AN INTERVAL FUND, AND MORE PRECISELY THE FUND'S FUNDAMENTAL POLICY, THAT REPURCHASES IN EXCESS OF 5 PERCENT ARE ENTIRELY WITHIN THE DISCRETION OF THE FUND, AND INVESTORS SHOULD NOT RELY ON REPURCHASE OFFERS BEING MADE FOR AMOUNTS IN EXCESS OF 5 PERCENT OF FUND ASSETS.

     The disclosure has been revised as requested. Please see page A-4.

     16. GIVEN THAT THE INCENTIVE FEE IS PAID FOLLOWING THE FISCAL YEAR END, PLEASE DISCLOSE THE FISCAL YEAR OF THE FUND.

     The requested disclosure has been added. Please see page A-21.

     17. UNDER THE CAPTION, "TO ALL INVESTORS," THE PROSPECTUS DISCLOSES THAT "INVESTORS SHOULD NOT RELY ON ANY INFORMATION NOT CONTAINED IN THIS PROSPECTUS." PLEASE REVISE THIS DISCLOSURE TO REFER TO THE STATEMENT OF ADDITIONAL INFORMATION AS WELL AS EXHIBITS FILED BY THE FUND. PLEASE ADVISE THE STAFF THE PURPOSE OF THE NEXT SENTENCE AND WHETHER IT MAY UNFAIRLY CAUSE INVESTORS TO INFER THAT THE FUND IS DISCLAIMING LIABILITY FOR THE CONTENTS OF THE PROSPECTUS.

     The disclosure has been revised as requested. Please see page A-6. We note the Staff's question concerning the next sentence, "Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice." In the Fund's view, this sentence does not purport to disclaim liability for the contents of the Prospectus. Rather, the sentence is included to emphasize only that the information set forth in the Prospectus about the Fund and the offering is not intended to serve as ADVICE to any particular prospective investor.

PROSPECTUS SUMMARY

     18. THE FUND HAS AN INVESTMENT OBJECTIVE OF LONG TERM CAPITAL APPRECIATION AND WILL PURSUE THAT OBJECTIVE, TO A SUBSTANTIAL EXTENT, BY EFFECTING SHORT SALES OF SECURITIES. PLEASE DISCLOSE HOW SHORT SALES FURTHER THE OBJECTIVE OF LONG TERM CAPITAL APPRECIATION. WILL THE FUND USE SECURITIES HELD LONGER THAN A YEAR TO COVER SHORT SALES? IN YOUR DISCLOSURE, PLEASE SUMMARIZE THE TAXATION OF SHORT SALES. DISCLOSURE ELSEWHERE IN THE PROSPECTUS STATES THAT THE FUND WILL USE ONE ENTITY FOR A LARGE PERCENTAGE OF THE SHORT SALES, IDENTIFIED AS THE "PRIME BROKER." PLEASE ADVISE THE STAFF WHETHER 25 PERCENT OR MORE OF THE FUND'S ASSETS MAY BE HELD BY THE PRIME BROKER AT ANY TIME. IF SO, WE WILL HAVE FURTHER COMMENT. PLEASE DISCLOSE THE ADVISER'S ASSESSMENT OF THE CREDITWORTHINESS OF THE PRIME BROKER, OR WHAT STANDARD THE ADVISER USES WHEN SELECTING A PRIME BROKER.

     In response to the Staff's comment, we note that the Fund's investment objective has been modified to "maximum capital appreciation." In addition, disclosure has been added to the section "Certain Tax Matters" in the Prospectus, which discusses the taxation of short sales. Please see page A-51. We note that at no time is the Fund expected to have net assets at the prime broker that would exceed 25% of the Fund's net assets.

     19. PLEASE DISCLOSE THE FUND'S INVESTMENT STRATEGY WITH RESPECT TO INVESTING IN FOREIGN ISSUERS. IN THIS REGARD, THE STAFF BELIEVES THAT A FUND, WHICH INCLUDES THE WORD "GLOBAL" IN ITS

NAME, SHOULD UNDER NORMAL MARKET CONDITIONS INVEST SIGNIFICANTLY (AT LEAST 40% OF ITS TOTAL ASSETS, UNLESS MARKET CONDITIONS ARE NOT DEEMED FAVORABLE BY THE ADVISOR, IN WHICH CASE THE FUND WOULD INVEST AT LEAST 30%), IN THE SECURITIES OF FOREIGN ISSUERS. ALSO, DISCLOSE HOW THE FUND DEFINES A FOREIGN VS. DOMESTIC ISSUER. IN ADDITION, THE RISK SECTION OF THE SUMMARY MENTIONS EMERGING MARKET COUNTRIES. PLEASE MENTION THAT THE FUND MAY INVEST IN EMERGING MARKET COUNTRIES AND IDENTIFY THE LIMITS, IF ANY, ON THE AMOUNT OF SUCH INVESTMENTS.

     The disclosure has been added as requested. Please see page A-19.

     20. THE PROSPECTUS IS SILENT AS TO THE ABILITY OF THE FUND TO LEVERAGE USING PREFERRED STOCK. PLEASE DISCLOSE WHETHER THE FUND MAY LEVERAGE USING PREFERRED STOCK AND, IF SO DISCLOSE THAT THE PREFERRED SHARES REPRESENT THE LEVERAGING OF THE FUND. ALSO DISCUSS THAT THE COST OF ISSUING PREFERRED SHARES WILL BE BORNE BY THE COMMON STOCKHOLDERS. ABSENT DISCLOSURE THAT THE FUND HAS NO INTENT OF LEVERAGING USING PREFERRED IN THE NEXT 12 MONTHS, THESE COSTS SHOULD BE INCLUDED IN THE FEE TABLE.

     The disclosure has been added as requested. Please see page A-29. Please note that the Fund has no intention of leveraging using preferred stock in the next 12 months.

THE FUND

     21. THE SUMMARY DISCLOSES THAT AN AS OF YET UNIDENTIFIED ENTITY "WHICH WILL REGISTER AS AN INVESTMENT ADVISER" WILL SERVE AS THE INVESTMENT ADVISER. PLEASE ADVISE THE STAFF WHEN THE ADVISER WILL REGISTER AND WHETHER THE PROPOSED DATE OF REGISTRATION IS CONSISTENT WITH SECTION 203 OF THE INVESTMENT ADVISORS ACT OF 1940 ("ADVISORS ACT").

     The Adviser, SilverBay Capital Management LLC, filed Part I of Form ADV through the Investment Adviser Registration Depository on August 21, 2009 and expects to receive an order granting registration within 45 days from that date.

     22. THE PROSPECTUS IN SEVERAL LOCATIONS COMPARES THE FUND TO SPECIALIZED INVESTMENT VEHICLES OR HEDGE FUNDS. PLEASE DELETE THE COMPARISON OR EMBELLISH THE DISCLOSURE WITH ALL IMPORTANT DISTINCTIONS BETWEEN THE TWO TYPES OF ENTITIES. FOR EXAMPLE, HEDGE FUNDS ARE NOT REGULATED BY THE 1940 ACT AND MAY LEVERAGE FAR IN EXCESS OF REGISTERED FUNDS SUCH AS THE FUND, ARE NOT SUBJECT TO PERIODIC INSPECTIONS, HAVE NO RULES CONCERNING CUSTODY OF ASSETS, HAVE NO REPORTING OBLIGATIONS EXCEPT AS PROVIDED BY STATE LAW OR CHARTER DOCUMENTS, ARE NOT SUBJECT TO THE FUND GOVERNANCE PROVISIONS OF THE 1940 ACT, INCLUDING A REQUIREMENT FOR MINIMUM INDEPENDENCE OF THE BOARD, AND RESTRICTIONS ON PRINCIPAL OR JOINT TRANSACTIONS. ALSO DISCLOSE THAT THE ADVISERS TO HEDGE FUNDS NEED NOT REGISTER UNDER THE ADVISORS ACT.

     The requested disclosure has been added. Please see pages A-8 and A-9.

INVESTMENT PROGRAM

     23. PLEASE REVISE THIS SECTION TO PROVIDE A CLEARER AND MORE CONCISE DESCRIPTION OF THE KEY FEATURES OF THE OFFERING. FOR EXAMPLE, IF APPLICABLE, PLEASE DISCLOSE THAT THE FUND WILL INVEST

IN DEBT SECURITIES OF ANY CREDIT QUALITY, INCLUDING JUNK BONDS. DISCLOSE WHETHER THERE IS NO LIMIT ON THE AMOUNT OF ASSETS THAT MAY BE INVESTED IN JUNK. ALSO, IF APPLICABLE, DISCLOSE THAT THE FUND WILL INVEST IN COMPANIES THAT ARE IN DEFAULT.

     We note that the "Investment Program" disclosure has been revised to emphasize those investments that are expected to comprise the principal assets of the Fund. In that regard, disclosure concerning investments in debt securities has been moved to a new section, "Non-Principal Fund Investment Practices and Their Risks." Please see pages A-37 through A-43.

     24. THE SUMMARY ALSO MENTIONS THAT THE FUND MAY INVEST IN SWAPS AND OTHER DERIVATIVES AND "OTHER" FORWARD DERIVATIVES. PLEASE BRIEFLY SUMMARIZE THESE INVESTMENTS AND DISCLOSE THE RISKS.

     The disclosure has been revised in response to the comment. Please see page A-39.

     25. PLEASE INCLUDE A HEADING OF "CONFLICTS OF INTEREST" THAT PRECEDES THE DISCLOSURE ABOUT THE PORTFOLIO MANAGERS. PLEASE EXPAND THE DISCLOSURE TO DISCUSS THE ALLOCATION OF LIMITED INVESTMENT OPPORTUNITIES.

     As we discussed on our telephone conversation on September 4, 2009, the investment program section of the Prospectus does not include disclosure about the portfolio managers (which appears later in the Prospectus). Further, we note the detailed "Potential Conflict of Interest" section (which appears on pages A-59 through and A-62). Therefore, as we discussed on our call, we respectfully request that this comment be withdrawn.

MANAGEMENT FEE & INCENTIVE FEE

     26. THE SUMMARY SECTION INTRODUCES, AND THE PROSPECTUS ELSEWHERE MORE FULLY DISCUSSES THE INCENTIVE FEE ARRANGEMENT WHEREBY THE ADVISER WILL BE PAID AN AMOUNT EQUAL TO 20 PERCENT OF THE FUND'S NET PROFITS. PLEASE DISCLOSE IN THE SUMMARY AND ELABORATE MORE FULLY ELSEWHERE IN THE PROSPECTUS THE DEFINITION OF THE PROFITS. DOES PROFIT INCLUDE CAPITAL GAINS, BOTH REALIZED AND UNREALIZED, AS WELL AS INCOME (OR LOSSES)? ARE THE TWO NETTED? IS THE CALCULATION TAKEN FROM THE FUND'S FINANCIAL STATEMENTS?

     The disclosure has been added as requested. Please see pages A-11 and A-12. It is expected that, other than in the case of Fiscal Periods determined in connection with repurchase offers, determinations of the Fund's net profits will be taken from the Fund's financial statements.

THE OFFERING

     27. AFTER THE INITIAL OFFERING IS CLOSED, FUND SHARES WILL BE SOLD AT NAV PLUS A SALES LOAD. PLEASE DISCLOSE HOW INVESTORS WILL KNOW THE NAV PER SHARE AND HOW MUCH MONEY TO PLACE IN DEPOSIT WITH THE FUND. WILL THE FUND ADVISE POTENTIAL INVESTORS NEAR THE END OF THE MONTH WHEN PURCHASES ARE ACCEPTED THAT THE AMOUNT ON DEPOSIT IS INSUFFICIENT?

     The requested disclosure has been added. Please see page A-4. We note that the Fund does not expect to advise potential investors near the end of the month that the amount on deposit is insufficient since, as is disclosed, there will be no funds on deposit prior to the acceptance of an order and no escrow account will be established to hold investor funds.

     28. THE SUMMARY ALSO DISCLOSES THAT THE "SPECIFIC AMOUNT OF THE SALES LOAD PAID WILL BE DETERMINED BY THE INVESTOR AND ITS SELLING AGENT." IS THE AMOUNT OF SALES LOAD NEGOTIABLE, OR IS IT FIXED AND SUBJECT TO WAIVER FOR THOSE INDIVIDUALS IDENTIFIED IN THE PROSPECTUS?

     The amount of the sales load is negotiable but subject to the applicable limitations imposed by FINRA rules and regulations, as disclosed on the inside cover page and at various points within the Prospectus.

FUND EXPENSES

     29. THE SUMMARY DISCLOSES THAT "ALL COSTS AND CHARGES FOR EQUIPMENT OR SERVICES USED IN COMMUNICATING THE INFORMATION REGARDING THE FUND'S TRANSACTIONS AMONG THE ADVISER AND ANY CUSTODIAN OR OTHER AGENT ENGAGED BY THE FUND" WILL BE PAID BY THE FUND. PLEASE DISCLOSE SOMEWHERE IN THE PROSPECTUS HOW THE CAPITAL COSTS FOR COMMUNICATION EQUIPMENT WILL BE ALLOCATED BETWEEN THE ADVISER AND THE FUND, OR WHETHER THE FUND WILL BE PAID FOR ALL COMMUNICATION EQUIPMENT AND SERVICES THAT MAY BE USED BY THE ADVISER FOR FUND TRANSACTIONS.

     As reflected on page A-14, references to such costs have been eliminated from the revised Prospectus.

PRINCIPAL RISK FACTORS

     30. THE SUMMARY DISCLOSES THAT THE FUND'S INVESTMENT PROGRAM EMPHASIZES ACTIVE MANAGEMENT AND, CONSEQUENTLY, HIGH PORTFOLIO TURNOVER. PLEASE DISCLOSE HOW A HIGH PORTFOLIO TURNOVER IS CONSISTENT WITH THE FUND'S INVESTMENT OBJECTIVE OF LONG TERM CAPITAL APPRECIATION. PLEASE DISCLOSE THE ESTIMATED PORTFOLIO TURNOVER RATE.

     Based on our telephone conversation on September 4, 2009, we have revised the disclosure to clarify that the Fund considers a high portfolio turnover rate as one that may exceed 100%. (Please see page A-16.) In addition, we note that the Fund's investment objective has been modified to "maximum capital appreciation."

ADDITIONAL RISK FACTORS

     31. PLEASE DISCLOSE THAT THE ADVISER HAS NOT MANAGED A REGISTERED INVESTMENT COMPANY.

     The requested disclosure has been added. Please see page A-34.

SUMMARY OF FUND EXPENSES

     32. IN THE PARAGRAPH BEFORE THE "EXAMPLE" PLEASE DELETE THE FIRST SENTENCE BECAUSE IT APPEARS MERELY TO REPEAT THE DISCLOSURE IN THE FIFTH FOOTNOTE TO THE FEE TABLE. ALSO, RELOCATE THE LAST SENTENCE TO FOLLOW THE HEADING "SUMMARY OF FUND EXPENSES."

     The requested changes have been made. Please see page A-24.

     33. THE "SHAREHOLDER TRANSACTION EXPENSES" OF THE FEE TABLE ONLY INCLUDES THE MAXIMUM SALES LOAD LINE ITEM. FOOTNOTE 5, HOWEVER, DISCLOSES THAT THE FUND WILL HAVE ORGANIZATIONAL AND OFFERING EXPENSES THAT ARE NOT EXPECTED TO EXCEED $250,000. PLEASE INCLUDE THIS EXPENSE AS A SHAREHOLDER TRANSACTION EXPENSE,
EXPRESSED AS A PERCENTAGE OF THE SALES PRICE PER SHARE. IF THE FUND PLANS ANY PUBLIC OFFERING OF DEBT OR PREFERRED, THIS LINE ITEM SHOULD BE INCREASED BY THE ESTIMATED COSTS OF THOSE FUTURE OFFERINGS.

     We note your comment concerning the characterization of organizational and offering expenses as a shareholder transaction expense. Nevertheless, in light of your comment and consistent with instruction 9 to Item 3, Part A of Form N-2, the Fund has now included organizational and offering expenses under "Other Expenses." Additionally, we note that the Fund does not currently intend to conduct any public offering of debt or preferred shares. Please see page A-23.

     34. IN THE FEE TABLE, PLEASE REVISE THE CAPTION "ANNUAL EXPENSES" TO REFER TO THE PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES.

     We note that the "Annual Expenses" caption in the fee table is accompanied by the following parenthetical: "(as a percentage of net assets attributable to shares)." Please see page A-23.

     35. IT APPEARS THAT SHORT SALES WILL BE A PRINCIPAL INVESTMENT STRATEGY OF THE FUND AND THE COST OF SHORT SALES WILL CONSTITUTE A MATERIAL EXPENSE THE FUND. WHILE ORDINARILY THE "OTHER EXPENSES" LINE ITEM INCLUDES AN ESTIMATE FOR ANY DIVIDENDS, INTEREST, OR PREMIUMS AND/OR EXPENSES THAT WOULD BE PAID FOR SHARES SOLD SHORT, GIVEN THE AMOUNT OF SHORT SALES THE FUND WILL MAKE, YOU SHOULD ADD A SUBCATEGORY LINE ITEM UNDER "OTHER EXPENSES" TO DISCLOSE SEPARATELY THE EXPENSES OF SELLING SHORT. A FOOTNOTE APPENDED TO THE LINE ITEM SHOULD EXPLAIN WHY A FUND PAYS THESE EXPENSES.

     The requested disclosure has been added. Please see page A-23.

     36. THE FUND PROPOSES TO INVEST IN EXCHANGE TRADED FUNDS (ETFS) AND SHARES OF MONEY MARKET MUTUAL FUNDS. IF APPROPRIATE, ADD THE "AFFE" LINE ITEM TO REFLECT THE INDIRECT EXPENSES ASSOCIATED WITH THESE INVESTMENTS, OR CONFIRM THAT THESE COSTS, IF LESS THAN ONE BASIS POINT, ARE INCLUDED UNDER "OTHER" EXPENSES.

     It is anticipated that the indirect expenses incurred as a result of the Fund's expected investments in ETFs and shares of money market mutual funds will be less than one basis point. Accordingly, such costs are included under "Other Expenses" in the fee table.

     37. FOOTNOTE 4 SHOULD EXPLAIN WHY THE FUND HAS INTEREST PAYMENTS AND THE AMOUNT OF LEVERAGE ASSUMED FOR PURPOSES OF THE FEE TABLE. IN ADDITION, A FOOTNOTE SHOULD SPECIFY THE AMOUNT OF ASSETS ASSUMED FOR CALCULATING OR ESTIMATING THE FUND'S EXPENSES.

     The requested disclosure has been added. Please see page A-23. We note that the Fund will add a footnote to the fee table specifying the amount of assets assumed for purposes of calculating or estimating the Fund's expenses when that figure is available (in connection with the expected filing of the Fund's amended Registration Statement).

EXAMPLE

     38. PLEASE REVISE THE EXAMPLE AND DISCLOSURE ACCOMPANYING IT TO REFLECT THE COMMENTS ABOVE.

     The disclosure has been revised as requested. Please see page A-24. We note that the example will be revised to provide actual figures in connection with the expected filing of the Fund's amended Registration Statement.

PRINCIPAL RISK FACTORS

     39. THE DISCLOSURE UNDER THIS SECTION DISCUSSES STRATEGIES THAT ARE NOT DISCUSSED UNDER A MORE APPROPRIATE LOCATION. FOR EXAMPLE, THE RISK SECTION INTRODUCES THE FACT THAT THE FUND MAY INVEST IN INITIAL PUBLIC OFFERINGS, AND DISCUSSES PUTS AND CALLS. PLEASE RELOCATE THE STRATEGY DISCLOSURE TO A MORE APPROPRIATE LOCATIONS.

     The strategy disclosure has been relocated as requested. Please see pages A-26 through A-27 and A-37 through A-40.

LEVERAGE & BORROWINGS RISK

     40. THE PROSPECTUS DISCLOSES THAT THE FUND PROPOSES TO PURCHASE SECURITIES ON MARGIN. PLEASE ADVISE THE STAFF OF THE STATUS OF SUCH A TRANSACTION UNDER
SECTION 18. FOR EXAMPLE, PLEASE ADVISE WHETHER THE FUND PROPOSES TO ISSUE OTHER DEBT SECURITIES (OR OTHER SENIOR SECURITIES REPRESENTING INDEBTEDNESS) SIMULTANEOUS WITH A PURCHASE OF SECURITIES MARGIN.

     Any securities purchased on margin will be treated as borrowing incurred by the Fund and, thus, the issuance of a "senior security" representing indebtedness. Section 18 permits a closed-end fund to borrow money (I.E., issue senior securities), provided that the Fund maintains an "asset coverage of at least 300 per centum" under Section 18 of the 1940 Act immediately after taking on the borrowing. The Fund would adhere to this asset coverage requirement each time it takes on a borrowing or purchases securities on margin. Alternatively, in accordance with Investment Company Act Rel. No. 10666, at the time of each margin borrowing, the Fund would assure that it has segregated sufficient liquid assets on its books to cover the amount owed under that borrowing and all other outstanding borrowings or senior securities representing indebtedness (which can include, for example, short sales, swap contracts or borrowings from a bank, all of which are described under "Investment Program" in the Prospectus).

COUNTERPARTY CREDIT RISK

     41. THE PROSPECTUS DISCLOSES THAT THE FUND WILL SEEK TO EFFECT DERIVATIVE TRANSACTIONS ONLY WITH COUNTERPARTIES THAT "MEET CERTAIN REQUIREMENTS FOR CREDIT QUALITY AND COLLATERAL." PLEASE SUMMARIZE THESE REQUIREMENTS AND WHO PERFORMS THE ASSESSMENT OF CREDITWORTHINESS. ARE THE STANDARDS SUBJECT TO REVIEW BY THE BOARD OF TRUSTEES ("BOARD")?

     The Prospectus disclosure concerning counterparty credit risk has been revised to clarify that the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. (Please note, as disclosed on pages A-29 and A-39, that the only derivative instruments subject to counterparty risk that the Fund expects to use as part of its principal investment strategies are total return swaps.) In that regard, the disclosure also indicates that the Adviser will consider the creditworthiness of counterparties in the same manner as it would review the credit quality of a security to be purchased by the Fund. Currently, the Board does not anticipate reviewing regularly the Adviser's assessments of the creditworthiness of counterparties (though it may periodically review these assessments).

RISKS OF BONDS AND OTHER FIXED-INCOME SECURITIES

     42. THE PROSPECTUS DISCLOSES THAT THAT FUND INVESTS IN EQUITY AND SECURITIES HAVING EQUITY "CHARACTERISTICS." PLEASE LIST THE SECURITIES IN WHICH THE FUND MAY INVEST THAT QUALIFY AS HAVING EQUITY CHARACTERISTICS, DESCRIBE THEM AND DISCLOSE THE RISKS THEY POSE TO THE FUND.

     The disclosure has been revised as requested. Please see pages A-26 and A-27.

     43. THE PROSPECTUS ALSO DISCLOSES THAT THE FUND MAY INVEST IN BONDS AND OTHER FIXED-INCOME SECURITIES WHEN, IN THE JUDGMENT OF THE ADVISER, SUBJECT TO BOARD POLICIES, SUCH INVESTMENTS ARE "WARRANTED." PLEASE DISCLOSE WHEN INVESTMENTS IN BONDS AND OTHER FIXED INCOME SECURITIES WOULD BE WARRANTED.

     The  disclosure  has been revised as  requested.  Please see page A-41.

     44. PLEASE DISCLOSE THE LIMITS, IF ANY, ON THE AMOUNT OF ASSETS THE FUND MAY INVEST IN JUNK BONDS.

     The disclosure has been added as requested. Please see page A-41.

RISK OF EXCHANGE TRADED FUNDS AND OTHER SIMILAR INSTRUMENTS

     45. PLEASE DISCLOSE WHETHER THE FUND WILL INVEST IN CREATION UNITS OR RETAIL SHARES OF ETFS, OR BOTH. DISCLOSE THE RISKS OF INVESTING IN PRODUCTS THAT ARE SIMILAR TO ETFS BUT ARE NOT REGISTERED UNDER THE 1940 ACT.

     The disclosure has been added as requested. Please see pages A-41 and A-42.

ADDITIONAL RISK FACTS - THE INCENTIVE FEE

     46. THE PROSPECTUS IN NARRATIVE FORM SUMMARIZES THE INCENTIVE FEE. THE DISCLOSURE WOULD BE ENHANCED IF THE PROSPECTUS OR SAI HAD NUMERICAL EXAMPLES OF HOW THE INCENTIVE FEE WORKS. THE NUMERICAL EXAMPLES OF HOW THE INCENTIVE FEE WORKS SHOULD INCLUDE A SCENARIO WHERE THE CUMULATIVE LOSSES OF THE FUND ARE REDUCED IN PROPORTION TO THE DECREASE IN ASSETS CAUSED BY SHARE REPURCHASES. ALSO, INCLUDE AN EXAMPLE WHERE THERE IS AN INTERIM FISCAL PERIOD CREATED BY A NET OUTFLOW OF CAPITAL (NET SHARE REPURCHASES) DURING WHICH THE ADVISER RECEIVES A PORTION OF THE INCENTIVE FEE ACCRUED THROUGH THAT DATE. IN THIS REGARD, PLEASE ADVISE THE STAFF WHETHER THE ADVISER OR ITS AFFILIATES MAY INVEST IN THE FUND AND, BY PARTICIPATING IN SHARES REPURCHASES, THEREBY TRIGGER AN INTERIM FISCAL PERIOD IN WHICH THE ADVISER GETS PAID EARLIER THAN OTHERWISE WOULD BE THE CASE. IN ADDITION, DISCLOSE WHO DETERMINES THE AMOUNT OF A SHARE REPURCHASE. WHAT ROLE DOES THE BOARD HAVE IN DETERMINING WHETHER A SHARE REPURCHASE EXCEEDS 5% IN ANY QUARTER? ALSO, THE NUMERICAL EXAMPLES SHOULD EXPLAIN HOW THE "HIGH WATER MARK" WORKS.

     The disclosure has been revised in response to your comment. Please see pages A-32 through A-34. We note the Staff's question concerning the possibility that the adviser or its affiliates may participate in share repurchases, thereby triggering a Fiscal Period. Please note that the disclosure concerning the determination of a Fiscal Period has been revised to clarify that a Fiscal Period will be triggered in connection with each repurchase offer, regardless of whether or not there is a net outflow of capital from the Fund. (Please see pages A-45 and A-46.)

     47. THE PROSPECTUS DISCLOSES THAT THE "INCENTIVE FEE MAY CREATE AN INCENTIVE FOR THE ADVISER TO CAUSE THE FUND TO MAKE INVESTMENTS THAT ARE RISKIER OR MORE SPECULATIVE THAN THOSE THAT MIGHT HAVE BEEN MADE IN THE ABSENCE OF THE INCENTIVE FEE." PLEASE ALSO DISCLOSE THAT THE ADVISER MAY TIME INVESTMENTS IN ORDER TO MAXIMIZE INCOME UNDER THE INCENTIVE FEE. PLEASE DISCLOSE IF AND HOW THE BOARD WILL MONITOR THE ACTIVITIES OF THE ADVISER AND THE INCENTIVE FEE IN ORDER TO BE INFORMED ABOUT HOW THE INCENTIVE FEE IS AFFECTING THE INVESTMENT DECISIONS AND TIMING OF THE ADVISER.

     The requested disclosure has been added. Please see pages A-33 and A-34.

     48. THE PROSPECTUS DISCLOSES THAT THE INCENTIVE FEE IS ACCRUED DAILY AS A LIABILITY OF THE FUND, THEREBY REDUCING NAV. IT FURTHER DISCLOSES THAT "AN INCENTIVE FEE ACCRUAL MAY SUBSEQUENTLY BE REVERSED IF THE FUND'S PERFORMANCE DECLINES. NO ADJUSTMENT TO A REPURCHASE PRICE WILL BE MADE AFTER IT HAS BEEN DETERMINED." IN THIS REGARD:

          A. THE FUND IS SELLING SHARES ON A CONTINUOUS BASIS. IF AN ACCRUAL IS SUBSEQUENTLY REVERSED, AND NAV FOR THAT DAY IS THEREBY INCREASED, IS THERE A POSSIBILITY THAT THE FUND MAY HAVE SOLD SHARES BELOW NAV ON THAT DAY? PLEASE ADVISE THE STAFF HOW THE SUBSEQUENT ADJUSTMENT OF NAV MAY IMPACT THE FUND'S COMPLIANCE WITH SECTION 23 OF THE 1940 ACT. THE ADVISER IS ALSO PAID A MANAGEMENT FEE OF 200 BASIS POINTS BASED ON NET ASSET VALUE. IS THE AMOUNT PAYABLE UNDER THAT CONTRACT INCREASED IF THERE IS A

               SUBSEQUENT ADJUSTMENT TO THE INCENTIVE FEE ACCRUAL? WHAT ABOUT ANY OTHER CONTRACTS PAID ON THE BASIS OF NAV?

     As with any other expense of the Fund, the accrual of the incentive fee for a particular day will decrease the NAV. Similarly, if the Fund's performance subsequently declines, the incentive fee accrual will be reversed and the NAV will increase. However, these adjustments to the NAV, calculated daily, would occur at the close of business of a day, prior to which no sales of the Fund's shares would have been made on that day. Accordingly, Section 23(b)'s prohibition on sale of a closed-end company's common stock at a price below current net asset value would not be applicable. Further the Fund will be in compliance with Section 23(a) and (c) since it will not issue its securities for services or property (other than cash) and will purchase its securities pursuant to Rule 23c-3 ("Repurchase Offers by Closed-End Companies"). As to the management fee, under circumstances where the incentive fee accrual is reversed and the Fund's NAV increases, the management fee payable under the Advisory Agreement to the Adviser- paid as a percentage of the Fund's net assets (I.E., less liabilities)- would increase. This would be true for other contracts under which the Fund pays a fee based on its net assets, such as the Distribution Agreement and the Administration and Accounting Services Agreement.

          B. DESCRIBE THE MAXIMUM PERIOD OF TIME IN WHICH A SUBSEQUENTLY ADJUSTMENT OF NAV MAY BE MADE. PLEASE DISCLOSE THAT THE ADJUSTMENT TO THE ACCRUAL CANNOT BE INCREASED, THEREBY REDUCING THE NAV.

     To clarify, once the NAV is calculated on a particular day there will be no retroactive adjustment made to a prior day's NAV calculation. Rather, as the fees and expenses of the Fund are calculated and accrued daily, the NAV will be determined based on the assets and liabilities of the Fund as of the close of business.

          C. DISCLOSE HOW SHAREHOLDERS MAY BE INFORMED WHETHER THE FUND IS ACCRUING THE INCENTIVE FEE. WILL THE FUND INFORM SHAREHOLDERS OR INVESTORS ON AN ON-GOING BASIS OR MERELY IN PERIODIC REPORTS?

     The Fund will inform shareholders in annual and semi-annual reports whether the Fund is accruing the Incentive Fee.

          D. DISCLOSE WHAT HAPPENS TO THE INCENTIVE FEE IN THE EVENT OF DISSOLUTION OR MERGER OF THE FUND, OR TERMINATION OF THE ADVISORY CONTRACT?

     The disclosure has been added as requested. Please see pages A-45 and A-46.

          E. CLARIFY IN THE DISCLOSURE WHAT "NET OUTFLOW OF CAPITAL" MEANS IN CONNECTION WITH SHARE REPURCHASES. THE PROSPECTUS ALSO USES THE PHRASE "NET SHARE REPURCHASES." ARE THESE PHRASES REFERRING TO DOLLAR AMOUNTS OR NUMBER OF SHARES? ARE THEY BASED ON A FISCAL PERIOD?

     The disclosure has been clarified by eliminating references to "net outflow of capital" and "net share repurchases" and by describing in more plain English the process for determining a Fiscal Period. Please see pages A-45 and A-46.

          F. THE PROSPECTUS ALSO DISCLOSES THAT THE FUND MAY INVOLUNTARILY REDEEM SHAREHOLDERS WHO WOULD NOT BE QUALIFIED TO INVEST IN THE FUND. IN THAT EVENT, IS THERE A PRO RATA REDUCTION OF THE CUMULATIVE LOSSES AS IS THE CASE WITH THE SHARE REPURCHASES? IN THIS REGARD, PLEASE ADVISE THE STAFF OF THE AUTHORITY TO INVOLUNTARILY REDEEM A SHAREHOLDER. IN YOUR RESPONSE, PLEASE DISCUSS THE APPLICABILITY OF SECTION 23(C)(2) AND RULES 23C-2 AND 23C-3.

     The disclosure in the Prospectus concerning involuntary redemptions has been removed.

REPURCHASE OFFERS

     49. PLEASE DISCLOSE IN PLAIN ENGLISH THAT THE EFFECT OF NOT ADJUSTING THE REPURCHASE PRICE EVEN THOUGH NAV HAS BEEN READJUSTED UPWARDS IS THAT TENDERING SHAREHOLDERS WILL BE PAID A LOWER AMOUNT THEN WOULD OTHERWISE BE THE CASE.

     The disclosure has been revised in response to your comment. Please see pages A-55 and A-56.

PRINCIPAL INVESTMENT STRATEGIES & METHODOLOGY

     50. PLEASE DISCLOSE IN DETAIL THE NATURE OF SWAPS, TOTAL RETURN SWAPS AND SWAPTIONS. ALSO, LIST AND DESCRIBE THE OTHER DERIVATIVE INVESTMENTS OF THE FUND.

     As noted earlier, the disclosure concerning the Fund's principal investment strategies has been reorganized and a new section has been added, "Non-Principal Fund Investment Practices and Their Risks." Investments that are not expected to comprise a principal component of the Fund's investment program have been eliminated or moved to a more appropriate location in the disclosure.

PERFORMANCE INFORMATION

     51. PLEASE DELETE THIS SECTION, AS WELL AS APPENDIX B, OR EXPLAIN TO THE STAFF THE AUTHORITY ALLOWING DISCLOSURE REGARDING THE PRIOR PERFORMANCE OF ALKEON, WHICH IS NOT THE FUND'S ADVISER. SEE NICHOLAS APPLEGATE NICHOLAS-APPLEGATE MUTUAL FUNDS (PUB. AVAIL. AUG. 6, 1996) (FUND MAY INCLUDE IN ITS PROSPECTUS PERFORMANCE INFORMATION OF PRIVATE ACCOUNTS MANAGED BY THE FUND'S INVESTMENT ADVISER THAT HAD SUBSTANTIALLY SIMILAR INVESTMENT OBJECTIVES, POLICIES). IN THIS REGARD WE NOTE THAT THE FUND, AS DESCRIBED IN THE PROSPECTUS, DOES NOT HAVE AN ADVISER, AND THAT THE FUND'S ADVISER WILL BE A NEW ENTITY WITH NO OPERATING HISTORY.

     Based on our telephone conversation on September 4, 2009, we have modified the disclosure concerning the performance information to emphasize that the Fund's portfolio manager manages a private account that has a substantially similar investment program as that of the Fund. The performance information for that account, which represents the longest track record available among all similarly managed accounts by the portfolio manager, is provided for the benefit of prospective investors. As we discussed, we note the conformity of the disclosure with the Staff's no-action position in BRAMWELL GROWTH FUND (pub. avail. Aug. 7, 1996).

PORTFOLIO MANAGEMENT

     52. PLEASE DISCLOSE EACH PORTFOLIO MANAGER'S BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS. SEE ITEM 9.1.C OF FORM N-2.

     The requested disclosure has been added. Please see page A-44.

     53. IN THE FIRST PARAGRAPH, PLEASE DELETE THE SECOND SENTENCE OR EXPLAIN TO THE STAFF THE AUTHORITY SUPPORTING THIS DISCLOSURE.

     It is our understanding, based on our telephone conversation on September 4, 2009, that this comment has been withdrawn.

POTENTIAL CONFLICTS OF INTEREST

     54. THE THIRD PARAGRAPH OF THIS SECTION STATES:

          WHEN  THE  ADVISER  AND/OR  ALKEON   DETERMINE(S)  THAT  IT  WOULD  BE
          APPROPRIATE FOR THE FUND AND ONE OR MORE SIMILAR ACCOUNTS, RESPECTIVELY, TO PARTICIPATE IN AN INVESTMENT OPPORTUNITY AT THE SAME TIME, ORDERS WILL BE AGGREGATED, PLACED AND ALLOCATED ON A BASIS
          BELIEVED TO BE FAIR AND EQUITABLE, CONSISTENT WITH ALKEON'S AND THE ADVISER'S RESPONSIBILITIES UNDER THE ADVISERS ACT AND THE 1940 ACT AND THEIR OWN INTERNAL PROCEDURES.

          FURTHER DISCLOSURE STATES THAT, "THE FUND AND THE ADVISER HAVE ADOPTED A JOINT CODE OF ETHICS AND ALKEON AND MAINSAIL HAVE EACH ADOPTED A CODE OF ETHICS WHICH RESTRICTS SECURITIES TRADING IN THE PERSONAL ACCOUNTS OF INVESTMENT PROFESSIONALS AND OTHERS WHO NORMALLY COME INTO POSSESSION OF INFORMATION REGARDING THE FUND'S PORTFOLIO TRANSACTIONS."

     55. WHAT OTHER PRACTICES AND PROCEDURES HAVE THE FUND, ADVISER, AND ALL OTHER RELEVANT PARTIES ADOPTED TO ADDRESS POTENTIAL CONFLICTS CONCERNING INVESTMENT OPPORTUNITIES BESIDES CODES OF ETHICS? ALSO, HAS SMH CAPITAL INC. ADOPTED ANY SUCH PRACTICES AND/OR PROCEDURES?

     In addition to their Code of Ethics, each of the Adviser and Alkeon (the Adviser's Managing Member) has adopted compliance programs which include a policy and procedures regarding trade allocations among investment advisory clients. Consistent with these policies and procedures and, as disclosed under "Potential Conflicts of Interest" in the Prospectus, the Adviser will, as a general matter, consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser or Alkeon for other advisory accounts that employ the same or similar investment strategy. The Adviser and Alkeon's trade allocation policy and procedures also includes procedures for the allocation of an initial public offering among client accounts, and as disclosed on page A-60, the Adviser will consider subjective criteria in evaluating whether a particular IPO is appropriate and feasible investment for one or more client accounts. Moreover, as disclosed on page A-60, when the Adviser and/or Alkeon determine(s) that it would be appropriate for the Fund and one or more other advisory accounts to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the above-referenced allocation procedures. Further, as disclosed on A-60, the Adviser and Alkeon will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders.

     We also note that the Codes of Ethics of the Adviser and Alkeon, and Mainsail, include a policy and procedures on insider trading and pre-clearance procedures for transactions in personal accounts of personnel. Further, we have revised the disclosure under "Potential Conflicts of Interest" to add that SMH has also adopted a Code of Ethics, which also includes procedures on insider trading and pre-clearance for personal transactions. Similarly, SMH had adopted a compliance program which includes a policy and procedures regarding trade allocations. Consistent with the requirements of Rule 38a-1 under the 1940 Act, it is anticipated that the Fund's Board will adopt the compliance programs of the Fund, the Adviser, Alkeon, Mainsail and SMH. In that connection, the Fund's chief compliance officer will have the responsibility for monitoring the adequacy of these procedures.

CALCULATION OF NET ASSET VALUE

     56. THE PROSPECTUS DISCLOSES THAT FOREIGN SECURITIES ARE VALUED AT THE LAST SALE PRICES ON THE EXCHANGE WHERE TRADED. WILL THE FUND CONSIDER EVENTS THAT OCCUR AFTER THE CLOSE OF THE FOREIGN MARKET BUT BEFORE THE FUND CALCULATES NAV WHEN DETERMINING WHETHER TO RELY ON THE FOREIGN MARKET PRICE? IN THIS REGARD, THE DISCLOSURE LATER IN THIS SECTION STATES THAT "WHEN AN EVENT MATERIALLY AFFECTS THE VALUES OF SECURITIES HELD BY THE FUND, SUCH SECURITIES MAY BE VALUED AT FAIR VALUE." DOES THIS POLICY APPLY TO SECURITIES FOR WHICH THERE IS A
READILY AVAILABLE MARKET PRICE? IS IT APPLICABLE ONLY TO FOREIGN SECURITIES WHERE THE EVENT OCCURS AFTER THE CLOSE OF THE FOREIGN MARKET BUT PRIOR TO THE DETERMINATION OF NAV BY THE FUND? PLEASE CLARIFY THE DISCLOSURE.

     The disclosure has been clarified as requested. Please see page A-58.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

     57. IT APPEARS FROM THE DISCLOSURE THAT THE DECISION ON HOW TO ALLOCATE LIMITED INVESTMENT OPPORTUNITIES BETWEEN THE FUND AND OTHER CLIENTS OF THE ADVISER WILL BE MADE ON A SUBJECTIVE BASIS, RATHER THAN AN OBJECTIVE OR PRO RATA APPROACH. PLEASE DISCLOSE THIS IN PLAIN ENGLISH AND THE RISKS IT POSES TO THE FUND. THE PROSPECTUS ALSO DISCLOSES THAT THE ADVISER WILL TAKE STEPS TO ENSURE "THAT NO PARTICIPATING ENTITY OR ACCOUNT (INCLUDING THE FUND) WILL BE SYSTEMATICALLY DISADVANTAGED BY THE AGGREGATION, PLACEMENT OR ALLOCATION OF ORDERS." PLEASE ADVISE THE STAFF WHETHER THIS IS STANDARD BY WHICH THESE TRANSACTIONS WILL BE MEASURED.

     The disclosure has been revised as requested. Please see page A-60. We note that when the Adviser determines to allocate an investment opportunity among or between the Fund and one or more Similar Accounts the standard by which these transactions will be measured is as referenced above in the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION

     SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

          REVERSE REPURCHASE AGREEMENTS

     58. THIS SECTION STATES, "[T]HE FUND HAS ADOPTED POLICIES DESIGNED TO MINIMIZE CERTAIN OF THE RISKS OF LOSS ASSOCIATED WITH REVERSE REPURCHASE TRANSACTIONS." PLEASE DISCLOSE THESE "POLICIES." ALSO, DISCLOSE THE LIMITS, IF ANY, THE FUND MAY BORROW THROUGH REVERSE REPURCHASE AGREEMENTS.

          The disclosure has been revised in response to your comment. Please see page A-76.

LENDING PORTFOLIO SECURITIES

     59. PLEASE DISCLOSE, AS A PERCENTAGE OF TOTAL ASSETS, THE AMOUNT OF FUND PORTFOLIO SECURITIES THAT THE FUND MAY LEND. ALSO, PLEASE DISCLOSE WHAT POLICIES THE FUND HAS REGARDING THE VOTING RIGHTS OF PORTFOLIO SECURITIES THAT IT LENDS, AND WHETHER LOANED SECURITIES WILL BE RECALLED IN THE EVENT OF A PROXY VOTE.

          Please  note   that  the  disclosure  concerning   lending   portfolio
securities has been eliminated. The Fund does not expect to engage in securities lending.

FUNDAMENTAL POLICIES

     60. PLEASE DISCLOSE THE FUND'S POLICY WITH REGARD TO BORROWING. SEE SECTION 8(A) OF THE 1940 ACT.

     The Fund's policy concerning issuance of senior securities has been revised to emphasize that this policy includes borrowing. Please see page A-73.

     61. PLEASE REVISE THE FIRST POLICY FROM, "THE...ISSUERS ENGAGED IN ANY SINGLE INDUSTRY,...SECTOR." TO, "THE...ISSUERS ENGAGED IN ANY SINGLE INDUSTRY OR GROUP OF INDUSTRIES,...SECTOR."

     The policy has been revised in response to your comment. Please see page A-73.

REPURCHASE AGREEMENTS

     62. PLEASE DISCLOSE THE LIMITS, IF ANY, ON THE AMOUNT OF ASSETS THE FUND MAY COMMIT TO REPURCHASE AGREEMENTS. IN THIS REGARD, PLEASE ELABORATE UPON THE POLICIES THE FUND AS ADOPTED TO "MINIMIZE CERTAIN OF THE RISKS OF LOSS ASSOCIATED WITH REPURCHASE AGREEMENTS." ALSO DISCLOSE THAT A REPURCHASE AGREEMENT IS CONSIDERED A LOAN BY THE FUND AND THE OBJECTIVE OF ENTERING THE TRANSACTION.

     The disclosure has been revised in response to your comment. Please see page A-75.

RESTRICTED AND ILLIQUID INVESTMENTS

     63. THE PROSPECTUS DISCLOSES THAT "[I]T IS NOT EXPECTED THAT THE FUND WILL INVEST ALL OR A SUBSTANTIAL PORTION OF THE VALUE OF ITS TOTAL ASSETS IN SUCH RESTRICTED OR OTHER ILLIQUID INVESTMENTS." PLEASE SPECIFICALLY DESCRIBE THE ILLIQUIDITY POLICY OF THE FUND AS A PERCENTAGE OF NET ASSETS.

     The requested disclosure has been added. Please see page A-77.

                         *******************************

     We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

     Please call the undersigned at (212) 756-2131 with any questions or comments.

                                              Sincerely yours,

                                              /s/ George M. Silfen
                                              --------------------

                                              George M. Silfen

                                   APPENDIX A



  As filed with the Securities and Exchange Commission on [____________], 2009


                                              Securities Act File No. 333-160653

                                       Investment Company Act File No. 811-22312

--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM N-2

     [X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     [ ]        PRE-EFFECTIVE AMENDMENT NO. ______
     [ ]        POST-EFFECTIVE NO. ______

                                     AND/OR

     [X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     [ ]        Amendment No. _____

                         ------------------------------


                                ACAP GLOBAL FUND

               (Exact name of registrant as specified in Charter)

                         [350 Madison Avenue, 9th Floor]
                           [New York, New York 10017]

                     (Address of Principal Executive Offices
                    (Number, Street, City, State, Zip Code))
       Registrant's Telephone Number, including Area Code [(212) 389-8710]

--------------------------------------------------------------------------------

                                 [------------]
                           [------------------------]
                         [350 Madison Avenue, 9th Floor]
                           [New York, New York 10017]
                                [(212) 389-8710]

                    (Name and Address of Agents for Service)

                                    COPY TO:
                            Kenneth S. Gerstein, Esq.
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective when declared effective pursuant to section 8(c). [ ]

If appropriate, check the following box:

           [ ] This  [post-effective]  amendment  designates  a   new  effective
date for a previously filed [post-effective amendment] [registration statement].

           [ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is - ______.


                         CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


===================================================================================================================

     TITLE OF SECURITIES            AMOUNT        PROPOSED MAXIMUM          PROPOSED         AMOUNT OF REGISTRATION
                               BEING REGISTERED    OFFERING PRICE      MAXIMUM AGGREGATE              FEE*
      BEING REGISTERED                                PER SHARE          OFFERING PRICE
---------------------------------------------- ------------------ ----------------------- ------------------------

Shares of Beneficial Interest     [__] Shares           $[__]             $[_________]               $[___]
============================== ================== ================== ======================= ========================


*A filing fee of $55.80 was previously paid to the Securities and Exchange Commission in connection with the registration of these shares.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated [____________].

PRELIMINARY PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                ACAP GLOBAL FUND

                          SHARES OF BENEFICIAL INTEREST

ACAP Global Fund (the "Fund") is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company. SilverBay Capital Management LLC will serve as the investment adviser of the Fund (the "Adviser").

The Fund's investment objective is to achieve maximum capital appreciation. The Fund pursues this objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. The Fund also pursues its objective by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also borrow money for investment purposes, I.E., leverage its assets. The use of short sales and leverage are speculative investment practices and involve a high degree of risk. SEE "Principal Risk Factors --- Leverage & Borrowings Risk."

The Fund has no plans to list its shares of beneficial interest ("shares") on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Distributor or a Selling Agent (each as defined on the next page) and may only be transferred to persons who are "Qualified Investors" (as described on the next page).

This prospectus (the "Prospectus") sets forth concisely the information about the Fund that a prospective investor should know before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A statement of additional information ("SAI") dated [____________], as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 56 of this Prospectus), the Fund's annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by calling [(___)______]. [The Fund does not have a website.] You also may obtain a copy of the SAI (and other information regarding the Fund) from the SEC's website (http://www.sec.gov). The address of the SEC's internet site is provided solely for the information of prospective investors and is not intended to be an active link.

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "PRINCIPAL RISK FACTORS" BEGINNING ON PAGE 16.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

      ---------------------------------------- ----------------------
      Total Offering Amount (1)(2)               [$______________]
      ---------------------------------------- ----------------------
      Maximum Sales Load (3)                           3.00%
      ---------------------------------------- ----------------------
      Minimum Sales Load (1)(3)                        0.00%
      ---------------------------------------- ----------------------
      Proceeds to the Fund (maximum) (4)         [$______________]
      ---------------------------------------- ----------------------
      Proceeds to the Fund (minimum) (4)         [$______________]
      ---------------------------------------- ----------------------

    (1) The Fund is initially offering up to [____________] shares at a fixed price of [__] per share, plus a sales load (if applicable) and thereafter, will offer shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable).

    (2) The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Minimum subsequent investments must be at least $25,000 (in each case, including a sales load if applicable).

(CONTINUED FROM COVER PAGE)

    (3) Investors may be charged a sales load up to a maximum of 3% on the amount they invest. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. SEE "The Offering --- Plan of Distribution." The sales load will not be applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.
    (4) Organizational and offering expenses are not expected to exceed $250,000. The net proceeds to the Fund after payment of the estimated organizational and offering expenses would be approximately [_________].

SMH Capital Inc. and Mainsail Group, L.L.C. (each, a "Distributor" and together, the "Distributors"), underwriters under the federal securities laws, serve as co-distributors of the Fund's shares on a best efforts basis. Pursuant to the terms of each Distributor's distribution agreement with the Fund, each Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of shares. The Fund reserves the right to withdraw, cancel, suspend or modify the offering of shares at any time. The Fund is initially offering up to [____________] shares at a fixed price of [__] per share, plus a sales load (if applicable) (the "Initial Offering") and, following the close of the Initial Offering on or about [_________], will offer shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable). Subject to the investor qualifications described below, purchase orders for shares sold during the Initial Offering received by the Distributors will be accepted at the close of the Initial Offering. Purchase orders for shares in connection with a monthly offering must be received in proper form by a Distributor prior to the close of business on the last business day of a month (a "Closing Time") and will be accepted at that time. At each Closing Time (and at the close of the Initial Offering, for purchase orders received in connection with the Initial Offering) an investor's purchase money will be transmitted from his, her or its brokerage account through the Distributor to the Fund. Investors will receive written or electronic confirmation of each transaction and regular reports showing account balances. Since an investor's purchase money will only be withdrawn from his, her or its brokerage account at a Closing Time (or at the close of the Initial Offering, as applicable), no escrow account will be established to hold investor funds. A prospective investor may rescind a purchase order for shares at any time prior to the Closing Time.

Pursuant to the distribution agreements, the Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund.

Shares of the Fund may be purchased only by investors who certify to the Fund that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million)
("Qualified Investors"). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included as Appendix A to this Prospectus) to a Distributor or Selling Agent prior to the Closing Time set by the Fund. The Fund reserves the right to reject, in its sole discretion, any purchase order for shares in whole or in part at any time. Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent. Additional information regarding the process for buying shares is set forth under "The Offering ---
Purchase   Terms;   Minimum   Investment"  and  "Investor   Qualifications   and
Suitability."

Investors may not be able to sell their shares. The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Distributor or a Selling Agent and may only be transferred to persons who are Qualified Investors. If an investor attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a selling agreement with a Distributor, the transfer will not be permitted. SEE "Investor Qualifications and Suitability --- Investor Suitability: Transfer Restrictions."

The Fund will operate as an "interval fund" under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchases in excess of 5% of the Fund's outstanding shares for any particular repurchase offer is entirely within the discretion of the Fund's board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund's outstanding shares. There can be no assurance that shareholders tendering shares for repurchase in any such offer will have all of their tendered shares repurchased by the Fund. SEE "Additional Risk Factors --- Repurchase Offers" and "Redemptions and Repurchase Offers --- Oversubscribed Repurchase Offer." The Fund intends to complete its first quarterly repurchase offer in June, 2010. SEE "Redemptions and Repurchase Offers --- Repurchase of Shares."

The Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets. Additionally, following the end of each fiscal year (and whenever the Fund conducts a share repurchase offer, as described herein), the Fund pays the Adviser an incentive fee (the "Incentive Fee") generally equal to 20% of the Fund's net profits, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will be determined by adding the Fund's realized and unrealized gains and investment income reduced by realized and unrealized depreciation, investment loss and expenses. The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. SEE "Additional Risk Factors --- The Incentive Fee." The fees paid by the Fund to the Adviser are similar to those of private investment funds, but significantly higher than those of most other registered investment companies. SEE "Fees and Expenses --- Management Fee" and "--- Incentive Fee."

                              --------------------

SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

                                TO ALL INVESTORS

         This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy, and no sale of shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should rely only on information contained in this Prospectus, the Fund's statement of additional information or exhibits filed by the Fund. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. Prospective investors should read this Prospectus carefully before investing and retain it for future reference.

                                 PRIVACY POLICY

         An important part of our commitment to you is our respect to your right to privacy. Protecting all the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you.

         We collect information about you (such as your name, address, social security or tax identification number, assets and income) in the course of doing business with you or from documents that you may deliver to us or to an agent of the Fund. We may use this information to effectively administer our customer relationship with you. It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

         We do not disclose any nonpublic, personal information about our clients, former clients or investors to third parties, except as permitted or required by law. We maintain physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide products or services to you.

         To service your account and effect transactions, we may provide your personal information to our affiliates and to firms that assist us in servicing your account and have a need for such information, such as a broker or administrator. We may also disclose such information to service providers and financial institutions with whom we have joint marketing arrangements. We require third party service providers and financial institutions with which we have joint marketing arrangements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them. We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors and as permitted by law.

         It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your purchase order. Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

         We are committed to upholding this Privacy Policy. We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change thereto.



                THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.............................................................8

SUMMARY OF FUND EXPENSES......................................................23

PRINCIPAL RISK FACTORS........................................................25

ADDITIONAL RISK FACTORS.......................................................33

THE FUND......................................................................37

USE OF PROCEEDS...............................................................37

STRUCTURE.....................................................................37

INVESTMENT PROGRAM............................................................38

NON-PRINCIPAL FUND INVESTMENT PRACTICES AND THEIR RISKS.......................41

PERFORMANCE INFORMATION.......................................................44

MANAGEMENT OF THE FUND........................................................44

FEES AND EXPENSES.............................................................46

THE OFFERING..................................................................48

DESCRIPTION OF SHARES.........................................................50

CERTAIN TAX MATTERS...........................................................51

INVESTOR QUALIFICATIONS AND SUITABILITY.......................................53

REDEMPTIONS AND REPURCHASE OFFERS.............................................54

CALCULATION OF NET ASSET VALUE................................................58

DISTRIBUTION POLICY...........................................................59

POTENTIAL CONFLICTS OF INTEREST...............................................60

BROKERAGE.....................................................................64

GENERAL INFORMATION...........................................................65

APPENDIX A: FORM OF INVESTOR CERTIFICATION...................................A-1

APPENDIX B: PORTFOLIO MANAGER PERFORMANCE
INFORMATION..................................................................B-1

                               PROSPECTUS SUMMARY

In making an investment decision, an investor must rely upon his, her or its own examination of ACAP Global Fund (the "Fund") and the terms of the offering, including the merits and risks involved in acquiring shares of beneficial interest ("Shares") in the Fund. This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this prospectus (the "Prospectus"). An investor should review the entire prospectus and statement of additional information ("SAI"), available upon request, before making a decision to purchase shares of the Fund.

THE FUND ACAP Global Fund (the "Fund") is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company. SilverBay Capital Management LLC, a newly formed Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940 (the "Advisers Act"), will serve as the investment adviser of the Fund (the "Adviser"). The Adviser will be controlled by its managing member, Alkeon Capital Management, LLC ("Alkeon"), which is registered with the SEC as an investment adviser. Mr. Panayotis ("Takis") Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's portfolio manager.

                           The Fund is a specialized investment vehicle that is similar in certain respects to an unregistered private investment fund as: (i) the Fund's portfolio may be more actively managed than most other investment companies; (ii) shares are sold in comparatively large minimum denominations to high net worth individuals and institutional investors; (iii) investors who purchase shares (and other persons who acquire shares) ("shareholders") will be subject to both asset-based and performance-based fees in connection with the Fund's activities; and (iv) shares are not freely transferable and should be considered illiquid. There are important distinctions, however, between investment companies registered under the 1940 Act and unregistered private investment funds. For example, private investment funds: (i) may leverage far in excess of registered investment companies; (ii) have no rules concerning custody of assets; (iii) have no reporting obligations except as provided by State law or charter documents; (iv) are not subject to the fund governance provisions of the 1940 Act, including a requirement to have a board of directors that meets independence standards; and (v) are not subject to 1940 Act affiliated transaction restrictions, including various prohibitions on principal or joint transactions. Moreover, under current law, advisers to unregistered private investment funds need not register under the Advisers Act. Unlike a private investment fund, the Fund has registered under the 1940 Act and registered its shares under the Securities Act of 1933 to be able to offer shares publicly and without any limitation on the number of investors that can participate in the Fund's investment program.

PRINCIPAL INVESTMENT       The Fund's investment objective is to achieve maximum
STRATEGIES                 capital appreciation. The Fund pursues this objective
                           by   investing   its  assets   primarily   in  equity
                           securities  of U.S.  and foreign  companies  that the
                           Adviser  believes are well positioned to benefit from
                           demand  for their  products  or  services,  including
                           companies that can innovate or grow rapidly  relative
                           to their peers in their markets.  "Growth  companies"
                           are    generally    considered   to   possess   these
                           characteristics.   For   purposes   of   the   Fund's
                           investment program,  "equity securities" means common
                           and  preferred  stocks  (including  IPO  securities),
                           convertible  securities,  stock options (call and put
                           options), warrants and rights. The Fund may also seek
                           capital  appreciation  by  effecting  short  sales of
                           securities when the Adviser  believes that the market
                           price of a security is above its estimated  intrinsic
                           or fundamental  value. The Fund may also effect short
                           sales for hedging purposes. In addition,  the Adviser
                           expects that the Fund's investment  program will make
                           frequent use of leverage.  The use of short sales and
                           leverage  are   considered   speculative   investment
                           practices and involve certain risks.  (SEE "Principal
                           Risk  Factors  ---  Risk of  Short  Sales"  and  "---
                           Leverage & Borrowings Risk.") The Adviser may use total return swaps to gain long or short investment exposures in lieu of purchasing or selling an equity security directly. The use of swaps exposes the Fund to counterparty credit risk (SEE "Principal Risk
                           Factors --- Counterparty Credit Risk.") The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization.
                           The Fund's investments in foreign companies may include companies that are located in, or conduct business in, emerging or less developed countries.
                           These investments are typically subject to certain risks to a much greater degree than investments in developed countries. (See "Principal Risk Factors ---
                           Foreign Investment Risk.")

                           In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and research to identify attractive investment opportunities. The Adviser's investment process involves a research driven, bottom-up analysis of a security's potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research, and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

                           Historically, Alkeon, the managing member of the Adviser, has found significant opportunities for maximum capital appreciation in the equity securities of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit, or are expected to benefit, from technological events, advances or products ("Technology Companies"). These include companies whose processes, products or services, in the judgment of Alkeon, are or may be expected to be significantly benefited by scientific developments in the application of technical advances in manufacturing and commerce. Conversely, Alkeon has also found opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, these companies, together with Technology Companies, are expected to comprise a significant portion of the Fund's portfolio. The Fund's investment program may also include investments in the equity securities of companies in a variety of other industries and sectors.

                           The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

NON-PRINCIPAL INVESTMENT   In addition to its  principal  investment strategies,
PRACTICES                  the  Fund  may,  from  time to time,  invest  in debt
                           securities  and certain  derivative  instruments  (in
                           addition  to the options  and swaps  described  under
                           "Principal Investment  Strategies"),  such as forward
                           contracts,    options    on   stock    indices    and
                           structured-equity  notes.  The Fund may also purchase
                           retail  shares  of  exchange-traded  funds  that  are
                           registered  under the 1940 Act  ("ETFs")  and  retail
                           shares of similar  investment  vehicles  that are not
                           registered  under  the  1940 Act  (together  with the
                           ETFs, "Traded Funds") and effect short sales of these
                           shares.  Transactions  in Traded Funds may be used in
                           seeking maximum  capital  appreciation or for hedging
                           purposes. During periods of adverse market conditions
                           in  the  equity  securities  markets,  the  Fund  may
                           deviate from its investment  objective and invest all
                           or a  portion  of its  assets  in high  quality  debt
                           securities,  money  market  instruments,  or hold its
                           assets in cash. The Fund also invests in money
                           market  instruments  for  liquidity  purposes.   (SEE
                           "Non-Principal  Fund  Investment  Practices and Their
                           Risks.")

BORROWINGS                 The Fund is authorized to borrow money for investment
                           purposes,   to  meet  repurchase   requests  and  for
                           liquidity  purposes.   Borrowings  by  the  Fund  are
                           subject to a 300% asset  coverage  requirement  under
                           the 1940 Act.  Borrowing for  investment  purposes (a
                           practice   known  as  "leverage")  is  a  speculative
                           investment  practice and involves  certain risks. The
                           Adviser expects that the Fund's investment program will make frequent use of leverage. (SEE "Principal
                           Risk Factors --- Borrowings & Leverage Risk.")

MANAGEMENT OF THE FUND     The board of trustees of the Fund (the  "Board")  has
                           overall   responsibility   for  the   management  and
                           supervision  of the  operations  of the Fund.  It has
                           delegated responsibility for management of the Fund's
                           day-to-day    operations   to   the   Adviser.   (SEE
                           "Management of the Fund.")

THE ADVISER                The  Adviser,  SilverBay  Capital  Management  LLC, a
                           newly formed Delaware limited liability company, will
                           serve as the investment adviser of the Fund. Pursuant
                           to an  investment  advisory  agreement  with the Fund
                           (the   "Advisory   Agreement"),    the   Adviser   is
                           responsible  for: (i) developing and implementing the
                           Fund's investment  program,  (ii) managing the Fund's
                           investment   portfolio   and  making  all   decisions
                           regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser will be controlled by Alkeon.

                           Mr. Sparaggis, the Fund's portfolio manager, manages other accounts in accordance with an investment strategy that is substantially similar to that of the Fund. (SEE "Performance Information.")

MANAGEMENT FEE &           In consideration of services provided by the Adviser,
INCENTIVE FEE              the Fund pays the  Adviser a monthly  management  fee
                           computed  at the  annual  rate of 2.00% of the Fund's
                           average daily net assets (the "Management  Fee"). The
                           Fund also pays the Adviser  within three months after
                           the end of each Fiscal  Period (as  defined  below) a
                           performance-based incentive fee (the "Incentive Fee")
                           in an amount  equal to 20% of the Fund's net  profits
                           (including  unrealized  gains  and  losses),  if any,
                           subject to reduction  for prior period  losses of the
                           Fund that  have not been  offset  by  subsequent  net
                           profits.  For purposes of  calculating  the Incentive
                           Fee, net profits is  calculated  by adding the Fund's
                           realized and unrealized  gains and investment  income
                           reduced  by  realized  and  unrealized
                           depreciation,   investment  loss  and  expenses.  The
                           Incentive Fee is calculated and accrued daily as an expense of the Fund and payable at the end of each Fiscal Period, subject to the "high water mark" as described below. "Fiscal Period" means: (1) each twelve-month period ending on the Fund's fiscal year end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last
                           Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period;
                           and (2) the  period  of time  from  the  last  Fiscal
                           Period-end through the effective date of a merger or dissolution of the Fund or the termination of the Advisory Agreement. In the event that an Incentive
                           Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year end due to the Fund's share repurchases, only that portion of the Incentive
                           Fee that is proportional to the Fund's assets paid in respect of such repurchase (not taking into account any proceeds from any contemporaneous purchases of shares from the Fund, by reinvestment or otherwise) will be paid to the Adviser for such Fiscal Period.

                           The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's cumulative loss account, an account established upon the commencement of the Fund's operations and credited with the dollar amount of the Fund's cumulative net loss on a daily basis. Thus, if the Fund has a balance in its cumulative loss account at the end of a Fiscal Period, no Incentive Fee will be payable. This is sometimes known as a "high water mark." (SEE "Fees and Expenses --- Incentive Fee.")

                           The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. (SEE "Additional Risk Factors --- The Incentive Fee.") In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies. (SEE "Structure.")

THE OFFERING               Shares of the Fund are being  offered  in an  initial
                           offering (the "Initial Offering") at a price of $[ ] per share plus a sales load of up to 3% (if applicable). The Initial Offering will terminate on [_______], 2009, subject to extension.

                           After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, if applicable, a sales load of up to 3% of the amount invested (as described below). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund's net asset value per share will be circulated to Selling Agents offering shares of the Fund.

                           The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Subsequent investments must be at least $25,000. The minimum investment requirements may be reduced or waived [for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and] as may be determined by the Board.

                           Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent (each as defined below). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included in Appendix A to this Prospectus) to a Distributor or Selling Agent. The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time. The Fund also reserves the right to suspend or terminate the offering of shares at any time. Additional information regarding the share purchase process is set forth under "Investor Qualifications and Suitability."

                           SMH Capital Inc. ("SMH") and Mainsail Group, L.L.C. ("Mainsail," and together with SMH, the "Distributors"), underwriters under the federal securities laws, serve as co-distributors of shares on a best efforts basis, pursuant to the terms of each Distributor's distribution agreement with the Fund, and may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of shares. SMH will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. Mainsail is affiliated with Alkeon, the managing member of the Adviser.

                           Selling Agents are entitled to charge a sales load to each investor on the purchase price of its shares of up to 3%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. In addition, the sales load is not applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor in nor form part of the assets of the Fund.

                           The Selling Agents' receipt of the sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.

SHAREHOLDER SERVICING FEES Under the terms of each  distribution  agreement with the Fund, the Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund (the "Shareholder Servicing Fees"). (SEE "Fees and Expenses --- Shareholder Servicing Fees.")

FUND EXPENSES              The Fund bears all expenses  incurred in its business
                           and operations, other than those borne by the Adviser
                           or by the  Distributors  pursuant to their agreements
                           with the Fund,  including,  but not  limited  to: all
                           investment related expenses (E.G., costs and expenses
                           directly   related  to  portfolio   transactions  and
                           positions  for the Fund's  account such as direct and
                           indirect   expenses   associated  with   investments,
                           transfer  taxes  and  premiums,   taxes  withheld  on
                           foreign income,  brokerage commissions,  interest and
                           commitment   fees  on  loans  and   debit   balances,
                           borrowing charges on securities sold short, dividends
                           on  securities  sold but not yet purchased and margin
                           fees);  the  Management  Fee; the Incentive  Fee; the
                           Shareholder   Servicing   Fees;  any   non-investment
                           related interest expense; offering expenses; fees and
                           disbursements   of  any  attorneys  and   accountants
                           engaged by the Fund;  audit and tax preparation  fees
                           and  expenses;   administrative  expenses  and  fees;
                           custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses. (SEE
                           "Fees and Expenses --- Other Fees and Expenses of the
                           Fund.")

INVESTOR QUALIFICATIONS    Shares of the Fund may be purchased only by investors
                           who certify to the Fund that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million) ("Qualified Investors").
                           (Appendix A to this Prospectus includes a form of investor certification that must be completed in order to purchase shares.) Shares may be held only through a Distributor or a Selling Agent.

                           Any attempt to transfer shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a selling agreement with a Distributor will not be permitted and will be void. (SEE "Investor Qualifications and Suitability.")

INVESTOR SUITABILITY       An investment in the Fund involves  substantial risks
                           and is not  necessarily  suitable  for  all  eligible
                           investors.  Prior to making an  investment  decision,
                           you should:  (i)  consider  the  suitability  of this
                           investment with respect to your investment objectives
                           and personal situation, (ii) consider factors such as
                           personal net worth,  income,  age, risk tolerance and
                           liquidity  needs, and (iii) consult with your broker,
                           dealer  or  other  financial   adviser  to  determine
                           whether an investment in the Fund is suitable for your risk profile. (SEE "Investor Qualifications and Suitability.")

UNLISTED CLOSED-END        The  Fund is  organized  as a  closed-end  management
STRUCTURE; LIMITED         investment  company.  Closed-end  funds  differ  from
LIQUIDITY AND TRANSFER     open-end  management  investment  companies (commonly
RESTRICTIONS               known as  mutual  funds)  in that  shareholders  of a
                           closed-end fund do not have the right to redeem their
                           shares on a daily basis. In addition, the Fund has no
                           plans to list its shares on any securities  exchange,
                           and there is no assurance  that any secondary  market
                           will develop for the Fund's shares. Although the Fund
                           will make quarterly  offers to repurchase its shares,
                           there  can  be  no  assurance   that  the  Fund  will
                           repurchase   all  shares  that  are   tendered  by  a
                           shareholder in connection with any repurchase offer.

                           Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through a Distributor or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

QUARTERLY REPURCHASE       The Fund will  operate as an  "interval  fund"  under
OFFERS                     Rule 23c-3 of the 1940 Act and,  as such,  provides a
                           limited  degree of liquidity to  shareholders.  As an
                           interval  fund,  the Fund has  adopted a  fundamental
                           policy to repurchase  at least 5% of its  outstanding
                           shares at their net asset value at regular intervals.
                           Currently,  the Fund  intends to offer to  repurchase
                           25% of its  outstanding  shares
                           as of or  prior  to the end of each  fiscal  quarter.
                           However,  repurchases  in excess of 5% of the  Fund's
                           outstanding  shares  for  any  particular  repurchase
                           offer is entirely within the discretion of the Fund's
                           board of trustees  and, as a result,  there can be no
                           assurance that the Fund would make repurchase  offers
                           for amounts in excess of 5% of the Fund's outstanding
                           shares.   If  the  number  of  shares   tendered  for
                           repurchase in any repurchase offer exceeds the number
                           of shares  that the Fund has  offered to  repurchase,
                           the Fund will repurchase  shares on a pro-rata basis,
                           and tendering shareholders will not have all of their
                           tendered   shares   repurchased  by  the  Fund.  (SEE
                           "Redemptions and Repurchase Offers --- Oversubscribed
                           Repurchase Offer.")

PRINCIPAL RISK FACTORS     An  investment  in the Fund involves a high degree of
                           risk.  There  can be no  assurance  that  the  Fund's
                           investment objective will be achieved. In particular,
                           the  Fund's  use  of   leverage,   short   sales  and
                           derivative     transactions     can,    in    certain
                           circumstances, result in significant losses to the Fund. The value of the Fund's investments can be reduced by unsuccessful investment strategies, poor selection of equity securities, poor economic growth, pronounced market volatility, and political and legal developments.

                           Because the Fund primarily invests in common stocks and other equity securities, the value of the Fund's portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund's share price, which will fluctuate as the values of the Fund's investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

                           The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income. (See "Principal Risk Factors --- Active Management

                           Risk.")

                           Investing in securities of Technology Companies involves additional risks. These risks include: the fact that certain companies in the Fund's portfolio may have limited operating histories; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate technological training; the possibility of lawsuits related to technological patents; changing investors' sentiments and preferences with regard to investments in Technology Companies (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility in the U.S. and foreign stock markets which may disproportionately affect the prices of securities of Technology Companies and thus cause the Fund's performance to experience substantial volatility. The Fund is thus subject to these and other risks associated with Technology Companies to a much greater extent than a fund that does not emphasize these investments. (SEE "Principal Risk Factors --- Technology Company Securities.")

                           The Fund may invest a substantial portion of its assets in the securities of "growth companies." Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks. (See "Principal Risk Factors --- Growth Company Securities.")

                           The Fund may effect short sales of securities, which involves selling a security the Fund does not own in anticipation that the security's price will decline. At times, the Fund may be exposed significantly to short positions and, as a result, the dollar value of short positions in the portfolio could exceed the dollar value of long positions. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, where in the case of a short sale, there is no limit on the loss that may be incurred. (SEE "Principal Risk Factors --- Risk of Short Sales.")

                           When effecting short sales of securities, the Fund will receive a dollar amount (the "net short proceeds") equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (the "Prime Broker"). The Fund expects that, initially, its Prime Broker will be [__________]. Because the Fund expects to effect short sales as part of its principal investment strategy, the Fund expects that the short proceeds deposited with the Prime Broker could represent a material portion of the Fund's total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker. It is expected that the Adviser will monitor on an ongoing basis the creditworthiness of the Prime Broker.

                           The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts. If a counterparty to a swap contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. (SEE "Principal Risk Factors --- Counterparty Credit Risk.")

                           The Adviser expects that the Fund's investment program will make frequent use of leverage by borrowing money to purchase securities. This practice is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund's short sales have the additional effect of leveraging the Fund's assets. Although leverage can increase investment returns if the Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund's net asset value and thus can increase the volatility of the

                           Fund's net asset value per share. In the event that the Fund's portfolio investments decline in value, the Fund could be subject to a "margin call" and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. (See "Principal Risk Factors --- Leverage & Borrowings Risk.")

                           The Fund invests in equity securities without regard to the issuer's market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies. (SEE "Principal Risk Factors --- Market Capitalization Risk.")

                           Under normal market conditions, the Fund is expected to invest a significant portion of the value of its total assets (I.E., at least 40%) in securities of "foreign issuers," which, for these purposes, are companies that derive a substantial portion of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. (Some of these "foreign issuers" may be legally organized or have principal offices located in the U.S.) Investments in foreign issuers are affected by risk factors generally not thought to be present in the U.S., including, among other things, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility in the Fund's net asset value. There is no limit on the amount of the Fund's assets that may be invested in companies located or doing business in emerging market countries. (SEE "Principal Risk Factors --- Foreign Investment Risk.")

                           The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. (SEE "Principal Risk Factors --- Non-Diversified Status.")

ADDITIONAL RISK  FACTORS   The  Incentive  Fee may create an  incentive  for the
                           Adviser  to cause the Fund to make  investments  that
                           are riskier or more speculative than those that might
                           have been made in the absence of the  Incentive  Fee.
                           In addition, the application of the Incentive Fee may
                           not   correspond   to  a   particular   shareholder's
                           experience in the Fund because  aggregate  cumulative
                           appreciation   is  calculated  on  an  overall  basis
                           allocated  equally  to each  outstanding  share.  The
                           Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares.

                           Each of the Fund and the Adviser is recently formed and has no operating history upon which investors can evaluate its performance. However, the personnel of the Adviser responsible for managing the Fund's investment portfolio have substantial experience in managing investments and investment funds, including those that have investment programs similar to that of the Fund. (SEE "Performance Information.")

                           Shares of the Fund are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund will offer to repurchase its shares quarterly, there can be no assurance that the Fund will repurchase all shares tendered by a shareholder for repurchase in any such offer.

                           In light of the foregoing risks, an investment in shares of the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

                           No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

POTENTIAL CONFLICTS OF     The   investment   activities   of  Adviser  and  its
INTEREST                   affiliates  for  their  own  accounts  and for  other
                           accounts  they manage may give rise to  conflicts  of
                           interest  that  may   disadvantage   the  Fund.  (SEE
                           "Potential Conflicts of Interest.")

DISTRIBUTION POLICY        Dividends  will be paid  annually  on the  shares  in
                           amounts representing substantially all of the Fund's net investment income, if any, earned each year.
                           Payments on shares will vary in amount depending on investment income received and expenses of operation.
                           It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income. Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary.

TAXATION The Fund intends to: (i) elect to be treated as a "Regulated Investment Company" (a "RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"); and (ii) to qualify as a RIC for federal income tax purposes. As such, the Fund will generally not be subject to federal income tax on its taxable income and gains that it distributes to shareholders. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Fund dividends and capital gains distributions, if any, are taxable to most investors and will be taxable whether or not they are reinvested in shares of the Fund. (SEE "Description of Shares --- Certain Tax Matters" and, in the SAI, "Tax Aspects.")

REPORTS TO SHAREHOLDERS    As soon as practicable  after the end of each taxable
                           year,  the  Fund  furnishes  to   shareholders   such
                           information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

                           The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

TERM The Fund's term is perpetual, except that the Fund may be terminated as provided in the Agreement and Declaration of Trust of the Fund.

FISCAL YEAR                The Fund's  fiscal year ends on each  October 31. The
                           Fund's tax year for federal income tax purposes also ends on each October 31.

ADMINISTRATOR              [____________],  located at [____________], serves as
                           the  Fund's   administrator   and  provides   various
                           administrative and accounting services necessary for the operations of the Fund.

CUSTODIAN                  [____________],  located at [___________],  serves as
                           the   custodian   for  the   Fund's   assets  and  is
                           responsible for maintaining custody of the Fund's cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the

                           Fund.

TRANSFER AGENT             [____________],  located at [___________],  serves as
                           transfer agent and registrar with respect to shares of the Fund.

LEGAL COUNSEL              Schulte Roth & Zabel LLP, 919 Third Avenue, New York,
                           NY 10022,  serves as U.S.  legal counsel to the Fund.
                           The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters. The firm does not represent potential investors in the Fund.

                            SUMMARY OF FUND EXPENSES

          The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

SHAREHOLDER TRANSACTION EXPENSES

    Maximum Sales Load
         (as a percentage of offering price) (1)...........................3.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to shares)

    Management Fee .......................................................2.00%
    Incentive Fee (2).......................................................20%
    Shareholder Servicing Fees (3)........................................0.25%
    Interest Payments on Borrowed Funds (4)..............................[___]%
    Other Expenses (5)  .................................................[___]%
         Expenses on securities sold short (6)...........................[___]%
         Remainder of other expenses.....................................[___]%
    TOTAL ANNUAL EXPENSES (excluding the Incentive Fee) .................[___]%

----------------

(1) In connection with initial and additional investments, investors may be charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. No sales load will be charged to certain types of investors. (SEE "The Offering --- Plan of Distribution.")

(2) The Fund pays the Adviser within three months after the end of each Fiscal Period a performance-based incentive fee in an amount equal to 20% of the Fund's net profits, if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will be determined by adding the Fund's realized and unrealized gains and investment income reduced by realized and unrealized depreciation, investment loss and expenses. The Incentive Fee is calculated and accrued daily as an expense of the Fund.

(3) The Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund.

(4) [The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes. For purposes of this table, we have assumed that the Fund would borrow [_________]. However, this amount may vary depending on market conditions as well as the availability of investment opportunities.]

(5) "Other expenses" are based on estimated amounts for the current fiscal year, and include, among other things, organization and offering expenses, administration fees, legal fees, the independent auditor's fees, printing costs and fees payable to the Independent Trustees.

(6) [The expenses relating to short sales will vary depending on whether the securities the Fund sells short pay dividends, the size of any such dividends and the amount of interest expenses on short sales paid to a broker when the proceeds of the short sale are released to the Fund.]

                    ----------------------------------------

EXAMPLE                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
-------                                ------   -------   -------   --------
You would pay the following            $[ ]      $[ ]      $ [ ]     $ [ ]
expenses (including the Incentive
Fee) on a $1,000 investment,
assuming a 5% annual return:

The example includes the payment of the Incentive Fee and assumes that the annual return the Fund is 5%. The Incentive Fee is calculated based on the Fund's net profit, which is equal to the Fund's realized and unrealized gains and investment income reduced by realized and unrealized depreciation, investment loss and expenses, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, SEE "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

                             PRINCIPAL RISK FACTORS

          ACAP Global Fund (the "Fund") is a speculative investment and an investment in the Fund's shares of beneficial interest ("shares") entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved. In particular, the Fund's use of leverage, active trading, short sales and derivative instruments can, in certain circumstances, result in significant losses to investors who purchase shares ("shareholders").

GENERAL

          All securities investments risk the loss of capital. Shareholders may experience a significant decline in the value of their investment. Prospective shareholders should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single industry sector, the risk of any investment decision is increased. In addition, the value of the Fund's investments can be reduced by unsuccessful investment strategies, poor selection of equity securities, poor economic growth, pronounced market volatility, and political, regulatory and legal developments. Shareholders could lose some or all of their investment.

          Recent economic developments may magnify the risk of investing in the Fund. Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities, but spreading to credit default swaps and other derivative instruments, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Additionally, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions, reflecting an ongoing concern about the stability of the financial markets generally and the strength of counterparties. More recently, this economic turmoil has spread beyond the banking and financial services industry and has begun to affect other seemingly unrelated industries, such as the U.S. automobile industry. The depth of the current financial crisis is continuing to expand and its ultimate scope, reach and affect cannot be predicted.

          Consequences of this economic turmoil that may adversely effect the Fund include, among other things:

          o a lack of available credit, lack of confidence in the financial sector and reduced business activity, all which could materially and adversely affect the Fund and economic conditions generally. For example, the Fund offers to repurchase a certain percentage of its outstanding shares each fiscal quarter. The erosion of confidence in the financial sector, and the continuing deterioration of the financial markets and economic conditions generally, could lead to larger numbers of shareholders tendering their Fund shares for repurchase. This could result in a general decline in the Fund's asset base over time, thus hampering the Fund's ability to effectively invest its capital to achieve its investment objective. (SEE "Redemptions and Repurchase Offers --- Consequences of Repurchase Offers.") The longer these conditions persist, the greater the probability that these factors could have an adverse effect on the Fund's financial results and continued viability.

          o a significant decline in the equity markets which may reduce the value of the Fund's portfolio securities; and

          o the possibility that utilizing short-selling transactions, derivative instruments and hedging strategies of the type the Fund may use might not perform as intended or expected, resulting in higher realized losses and unforeseen cash needs. In addition, these transactions depend on the performance of various counterparties. Due to the unprecedented challenging conditions in the financial markets, these counterparties may fail to perform, thus rendering the Fund's transactions ineffective, which would likely result in significant losses to the Fund. (SEE "Principal Risk Factors --- Counterparty Credit Risk.")

          Even if legislative or regulatory initiatives or other efforts successfully stabilize and add liquidity to the financial markets, the Fund may need to modify its investment strategies in the future in order to satisfy new regulatory requirements or to compete in a changed business environment. For example, the U.S. government has indicated its willingness to implement additional measures as it may see fit to address changes in market conditions, and further Congressional responses to this financial crisis may result in a comprehensive overhaul of the regulatory infrastructure governing the financial system. These future governmental measures may have further negative consequences for the Fund and its investments and may diminish future opportunities available to it in ways that cannot be predicted.

          Given the volatile nature of the current market disruption and the uncertainties underlying efforts to mitigate or reverse the disruption, the Fund and the investment adviser of the Fund, SilverBay Capital Management LLC (the "Adviser"), may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments and trends in new products and services, in the current or future market environment. Such a failure could materially and adversely affect the Fund's investments and its ability to meet its investment objective.

ACTIVE MANAGEMENT RISK

          The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income.

RISK OF EQUITY SECURITIES

          The Fund primarily invests in "equity securities," which, for these purposes, means common and preferred stocks (including initial public offerings or "IPOs"), convertible securities, stock options (call and put options), warrants and rights. Thus, the value of the Fund's portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund's share price, which will fluctuate as the values of the Fund's investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

          In addition, special risks are associated with investments in IPO securities including a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them. (SEE "Principal Risk Factors --- Market Capitalization Risk.")

          Convertible securities also carry unique risks. The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). Therefore, the investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security is increasingly influenced by its conversion value. A convertible security generally sells at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income or preferred security, as applicable.

          A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

          With respect to stock options, the sale of a covered call option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security (owned by the Fund) or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. The sale of a covered put option exposes the Fund during the term of the option to a decline in price of the underlying security while depriving the Fund of the opportunity to invest the cash or liquid securities that are required to be placed in a segregated account in order to engage in a covered put option. In addition, when options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. (SEE "Principal Risk Factors --- Counterparty Credit Risk.") These options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

          Finally, warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

TECHNOLOGY COMPANY SECURITIES

          It is expected that, under normal market conditions, the Fund will maintain a significant exposure to the equity securities of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit, or are expected to benefit from, technological events, advances or products ("Technology Companies"). Investing in securities of Technology Companies involves additional risks. These risks include: the fact that certain companies in the Fund's portfolio may have limited operating histories; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate technological training; the possibility of lawsuits related to technological patents; changing investors' sentiments and preferences with regard to investments in Technology Companies (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility in the U.S. and foreign stock markets which may disproportionately affect the prices of securities of Technology Companies and thus cause the Fund's performance to experience substantial volatility. The Fund is thus subject to these and other risks associated with Technology Companies to a much greater extent than a fund that does not emphasize these investments.

          It should be noted that the Adviser's definition of "Technology Companies" (as indicated above) covers companies in a broader range of industries and sectors than those that are more commonly considered technology companies. As a result, the Fund's portfolio and performance may not resemble those of funds that are concentrated in more traditional technology companies.

GROWTH COMPANY SECURITIES

          The Fund may invest a substantial portion of its assets in "growth companies." Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks.

RISK OF NET-LONG BIAS

          The Fund's portfolio may operate with a "net-long bias," i.e., the dollar value of long positions in the portfolio exceed the dollar value of short positions. As a result, in a declining equity market environment, operating with a net-long bias could subject the Fund's portfolio to more downside volatility than would be the case if the Fund's portfolio had greater short exposure.

RISK OF SHORT SALES

          The Fund may seek capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. For example, the Fund may "short" a security of a company if the Adviser believes the security is over-valued in relation to the issuer's prospects for earnings growth. In addition, the Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged. At times, the Fund may be exposed significantly to short positions and, as a result, the dollar value of short positions in the portfolio could exceed the dollar value of long positions.

          To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transactions costs, where in the case of a short sale, there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the Fund's investment portfolio. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund.

          The Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If the Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

          When effecting short sales of securities, the Fund will receive a dollar amount (the "net short proceeds") equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (the "Prime Broker"). The Fund expects that, initially, its Prime Broker will be [__________]. Because the Fund expects to effect short sales as part of its principal investment strategy, the Fund expects that the short proceeds deposited with the Prime Broker could represent a material portion of the Fund's total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker. It is expected that the Adviser will monitor on an ongoing basis the creditworthiness of the Prime Broker.

COUNTERPARTY CREDIT RISK

          The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts. If a counterparty to a swap contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. The Adviser will consider the creditworthiness of counterparties in the same manner as it would review the credit quality of a security to be purchased by the Fund. However, there is no assurance that a counterparty will remain creditworthy or solvent.

LEVERAGE & BORROWINGS RISK

          The Adviser expects that the Fund's investment program will make frequent use of leverage by borrowing money to purchase securities. (The Fund has no intention of leveraging using preferred stock in the next 12 months.) The practice of leveraging by borrowing money is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund's short sales have the additional effect of leveraging the Fund's assets.

          Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer by the Fund of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument.

          Although leverage can increase investment returns if the Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund's net asset value and thus can increase the volatility of the Fund's net asset value per share. In the event that the Fund's portfolio investments decline in value, the Fund could be subject to a "margin call" and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. In the event of a sudden, precipitous drop in value of the Fund's assets, the Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Leverage also creates interest expense that may lower the Fund's overall returns. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

          The Investment Company Act of 1940 (the "1940 Act") requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement.

          The SEC Staff has stated, however, that it will not deem a portfolio position involving these instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund must: (1) observe the Asset Coverage Requirement; (2) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (3) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

          In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to the Fund of various investments, the Fund may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss. SEE "Special Investment Instruments and Techniques" in the Fund's Statement of Additional Information ("SAI").

          There is no guarantee that a leveraging strategy will be successful.

MARKET CAPITALIZATION RISK

          The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less liquidity than the stocks of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies.

FOREIGN INVESTMENT RISK

          Under normal market conditions, the Fund is expected to invest a significant portion of the value of its total assets (I.E., at least 40%) in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Securities of foreign issuers in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. The Adviser defines "foreign issuers" as companies that derive a substantial portion of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. Since there are companies that may be legally organized or have principal offices located in the U.S. that derive a significant portion of their revenue or profits from foreign businesses, investments or sales, or that have a significant portion of their operations or assets abroad, such companies are also considered to be "foreign issuers" for these purposes.

          Risk factors affecting foreign investments include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of the Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in U.S. securities.

          Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of the Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, the Fund may incur costs in connection with conversion between various currencies. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility of the Fund's net asset value. There is no limit on the amount of the Fund's assets that may be invested in companies located or doing business in emerging market countries.

          The Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of the Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between the Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue the Fund's investment objective (subject to any policies established by the board of trustees of the Fund (the "Board")), such as when the Adviser anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Fund's investment portfolio. There is no requirement that the Fund hedge all or any portion of its exposure to foreign currency risks.

NON-DIVERSIFIED STATUS

          The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments.

                             ADDITIONAL RISK FACTORS

THE INCENTIVE FEE

          The Incentive Fee (as described below) may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee. In addition, the Adviser may time investments in order to maximize income under the Incentive Fee. Moreover, the Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares. The repurchase price received by a shareholder whose shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods. This is sometimes known as a "high water mark." An Incentive Fee accrual may subsequently be reversed if the Fund's performance declines. No adjustment to a repurchase price will be made after it has been determined.

          Whenever shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund's assets paid in respect of such repurchase or in respect of such dividend or distribution. For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund's shares are repurchased in a repurchase offer (meaning that 5% of the Fund's assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000. Under this scenario, the Fund will not accrue an Incentive Fee until it recovers the cumulative loss of $4,750,000. However, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of shares (including shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding shares increases, the per-share amount (but not the dollar amount) of a cumulative loss will be reduced. As a result, if a shareholder does not reinvest its distributions, the benefits that such shareholder would receive from a cumulative loss (if any) will be diluted. This means that an investor may bear a higher percentage Incentive Fee than it otherwise would. SEE "Additional Risk Factors --- Repurchase Offers," "Fees and Expenses --- Incentive Fee," and "Redemptions and Repurchase Offers --- Consequences of Repurchase Offers."

          The application of the Incentive Fee may not correspond to a particular shareholder's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share. For example, a shareholder may acquire shares after the Fund's trading has resulted in a cumulative loss. If so, that shareholder's shares will not be subject to having their net asset value reduced by the Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that all gains allocated to such shares from the date of purchase will constitute aggregate cumulative appreciation in respect of such shares. Conversely, the shares which had been outstanding when such losses were incurred may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per share is below the net asset value at which such shares were issued. In addition, when shares are issued at a net asset value reduced by the accrued Incentive Fee and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding shares (increasing the net asset value per share), including those shares whose purchase price had itself been reduced by the accrued Incentive Fee being reversed.

          Very few investment advisers to registered investment companies receive an incentive fee similar to that to which the Adviser is entitled. However, the Incentive Fee is comparable to performance-based fees charged by private funds. While the Board does not expect to monitor specific investment decisions by the Adviser and the timing of such decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act, will consider whether the Incentive Fee is fair and reasonable in determining whether to approve or renew the investment advisory agreement with the Adviser.

REPURCHASE OFFERS

          The Fund will offer to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased. SEE "Redemptions and Repurchase Offers --- Oversubscribed Repurchase Offer."

          The Fund's repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

          The Incentive Fee is accrued as an expense of the Fund daily and thus reduces the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee if the Fund has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Fund's performance declines. No adjustment to a repurchase price will be made after it has been fixed. SEE "Redemptions and Repurchase Offers --- Consequences of Repurchase Offers."

LACK OF OPERATING HISTORY

          Each of the Fund and the Adviser is recently formed and has no operating history upon which investors can evaluate its performance. Moreover, as the Adviser is recently formed it has not yet managed a registered investment company. However, the Adviser's managing member, Alkeon Capital Management, LLC ("Alkeon"), as well as the Fund's portfolio manager, Mr. Panayotis ("Takis") Sparaggis, and other personnel of the Adviser have substantial experience in managing investment portfolios, including portfolios primarily composed of equity securities. In addition, Mr. Sparaggis manages investment funds and accounts that have investment programs that are substantially similar to the investment program of the Fund. SEE "Performance Information" and "Management of the Fund."

LIQUIDITY RISKS

          The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through SMH Capital Inc. ("SMH") or Mainsail Group, L.L.C. ("Mainsail," and together with SMH, the "Distributors") or a broker or dealer that has entered into a selling agreement with a Distributor. Shareholders will be unable to redeem shares on a daily basis because the Fund is a closed-end fund. Although the Fund will offer to repurchase shares on a quarterly basis, a shareholder may not be able to liquidate its investment in the Fund within a timeframe suitable to that shareholder. SEE "Redemptions and Repurchase Offers." In addition, shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors (as defined herein) and to accounts with a broker or dealer that has entered into a selling agreement with a Distributor. Brokers, dealers or a Distributor may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

REGULATORY RISK

          Changes in government regulations may adversely affect the value of a security. An insufficiently regulated market might also permit inappropriate practices that adversely affect an investment.

MARKET DISRUPTION AND GEOPOLITICAL RISK

          The aftermath of the war with Iraq, the continuing occupation of Iraq and continuing terrorist attacks around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the occupation cannot be predicted with any certainty. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers. These risks could also adversely affect individual issuers and securities markets, interest rates, inflation and other factors relating to the Fund's shares.

POTENTIAL CONFLICTS OF INTEREST

          The investment activities of the Adviser and its affiliates for their own accounts and for other accounts they manage (collectively, "Other Accounts") may give rise to conflicts of interest that may disadvantage the Fund. The Fund has no interest in these other activities of the Adviser and its affiliates. As a result of the foregoing, the persons that manage the Fund's investments and their associated investment firms and their affiliates: (i) will be engaged in substantial activities other than on behalf of the Adviser and the Fund, (ii) may have differing economic interests in respect of such activities, and (iii) may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

          There may be circumstances under which the Adviser or its associated firms will cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund's assets. There also may be circumstances under which the Adviser or its associated firms will consider participation by their Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa. In addition, SMH and Mainsail and their respective affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Adviser or its affiliates. The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund, except that SMH or Mainsail may act as broker for, and impose usual and customary brokerage commissions on, the Fund in effecting securities transactions. SEE "Potential Conflicts of Interest" and "Brokerage."

                                    THE FUND

          The Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized under an agreement and declaration of trust ("Declaration of Trust") on June 26, 2009 in the State of Delaware and has no operating history. The Fund's principal office is located at [350 Madison Avenue, 9th Floor, New York, New York 10017, and its telephone number is (212) 389-8713]. The Adviser, SilverBay Capital Management LLC, a newly formed Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940 (the "Advisers Act"), will serve as the investment adviser of the Fund. The Adviser will be controlled by its managing member, Alkeon, which is registered with the SEC as an investment adviser. SMH will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's portfolio manager. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the Board. SEE "Management of the Fund --- The Board of Trustees" herein and "Management of the Fund" in the SAI.

                                 USE OF PROCEEDS

          The proceeds of the initial offering and any continuous offering, excluding the amount of any sales load paid by shareholders (if applicable) and net of the Fund's ongoing fees and expenses, will be invested in accordance with the Fund's program as soon as practicable after the closing date of the initial offering period or, in the case of a continuous offering, as soon as practicable after each monthly closing of such offering or at such other times as may be determined by the Board.

          Pending the investment of the proceeds of any offering in securities and other investments consistent with the Fund's investment program, the Fund may, during periods of adverse market conditions in the equity securities markets, deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

                                    STRUCTURE

          The Fund is a specialized investment vehicle that combines certain features of a private investment fund with those of a closed-end investment company that is offered to the public. Private investment funds are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (typically between $250,000 and $1 million) through private placements to a limited number of high net worth individual and institutional investors. The portfolio managers (or in the case of partnerships, the general partners) of these private funds are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act-registered pools typically organized as corporations or business trusts whose shares are often offered to the public under the Securities Act of 1933 (the "1933 Act"), and that usually are managed more conservatively than most private investment funds, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of investors. The investment advisers to these companies are typically compensated through asset-based (but not performance-based) fees.

          The Fund is similar in certain respects to an unregistered private investment fund in that: (i) the Fund's portfolio may be more actively managed than most other investment companies; (ii) shares are sold in comparatively large minimum denominations to high net worth individuals and institutional investors; (iii) investors who purchase shares ("shareholders") will be subject to both asset-based and performance-based fees in connection with the Fund's activities; and (iv) shares are not freely transferable and should be considered illiquid. There are important distinctions, however, between investment companies registered under the 1940 Act and unregistered private investment funds. For example, private investment funds: (i) may leverage far in excess of registered investment companies; (ii) have no rules concerning custody of assets; (iii) have no reporting obligations except as provided by State law or charter documents; (iv) are not subject to the fund governance provisions of the 1940 Act, including a requirement to have a board of directors that meets independence standards; and (v) are not subject to 1940 Act affiliated transaction restrictions, including various prohibitions on principal or joint transactions. Moreover, under current law, advisers to unregistered private investment funds need not register under the Advisers Act. Unlike a private investment fund, the Fund has registered under the 1940 Act and registered its shares under the 1933 Act to be able to offer shares publicly and without any limitation on the number of investors that can participate in the Fund's investment program. (See "The Offering --- Purchase Terms; Minimum Investment.")

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVE AND POLICIES

          The  Fund's  investment   objective  is  to  achieve  maximum  capital
appreciation. No assurance can be given that the Fund will achieve its investment objective or that shareholders will not lose money.

          The Fund's investment objective is fundamental and may not be changed without the approval of shareholders. However, except as otherwise stated in this prospectus (the "Prospectus") or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board without a vote of shareholders. The Fund's fundamental investment policies and restrictions are listed in the SAI. Its principal investment strategies are discussed below. The Fund may change any investment policy or strategy that is not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

     PRINCIPAL INVESTMENT STRATEGIES & METHODOLOGY

          The Fund pursues its investment objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. "Growth companies" are generally considered to possess these characteristics. For purposes of the Fund's investment program, "equity securities" means common and preferred stocks (including IPO securities), convertible securities, stock options (call and put options), warrants and rights. The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization.

          COMMON STOCKS. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

          PREFERRED STOCKS. Preferred stock generally has a preference over an issuer's common stock as to dividends and in the event of liquidation, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

          IPO SECURITIES. The Fund may purchase securities of companies in initial public offerings (i.e., "IPO securities") or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. (SEE "Principal Risk Factors --- Market Capitalization Risk.")

          CONVERTIBLE SECURITIES. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally: (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics, and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

          CALL AND PUT OPTIONS ON INDIVIDUAL SECURITIES. The Fund may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security. A covered put option written by the Fund is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken.

          The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily make a similar "closing sale transaction," which involves liquidating the Fund's position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so. The Fund may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers. (SEE "Principal Risk Factors --- Derivatives Risk.")

          Options transactions may be effected on securities exchanges or in the over-the-counter market. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

          WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.

          TOTAL RETURN SWAPS. The Adviser may use total return swaps to gain long or short investment exposures in lieu of purchasing or selling an equity security directly. A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional," amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps, total return swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease the Fund's investment exposure to the particular interest rate, currency, commodity or equity involved. Total return swaps are where one party exchanges a cash flow indexed (on a long or short basis) to a non-money market asset (E.G., an equity security). (The use of swaps other than total return swaps is not expected to be a principal investment strategy of the Fund.)

          SHORT SALES. The Fund may also seek capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value.

The Fund may also  effect  short  sales  for hedging purposes.

          LEVERAGE. In addition, depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage as part of its investment program by borrowing money to purchase securities.

          The use of short sales and leverage are considered speculative investment practices and involve certain risks. SEE "Principal Risk Factors --- Risk of Short Sales" and "--- Leverage & Borrowings Risk."

          Historically, Alkeon, the managing member of the Adviser, has found significant opportunities for maximum capital appreciation in the equity securities of Technology Companies. Conversely, Alkeon has also found opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, these companies, together with Technology Companies, are expected to comprise a significant portion of the Fund's portfolio. The Fund's investment program may also include investments in the equity securities of companies in a variety of other industries and sectors.

          In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and in-depth research to identify attractive investment opportunities. The Adviser's investment process involves a research driven, bottom-up analysis of a security's potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, and strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

          The Fund reserves the right to alter or modify some or all of the Fund's investment strategies in order to take advantage of changing market conditions, when the Adviser, in its sole discretion, concludes that such alterations or modifications will enable the Fund to meet its investment objective.

          The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies. Additionally, a high portfolio turnover rate (one that exceeds 100% in our view) may result in the realization of capital gains, including short-terms gains which will be taxable to shareholders as ordinary income. (SEE "Principal Risk Factors --- Active Management Risk.")

          Additional information about the types of investments that may be made by the Fund is provided in the SAI.

             NON-PRINCIPAL FUND INVESTMENT PRACTICES AND THEIR RISKS

          Although the Fund's principal investment strategy is to invest primarily in equity securities of U.S. and foreign companies, the Fund may invest its assets in other types of securities and in other asset classes when, in the judgment of the Adviser (subject to any policies established by the Board), such investments present opportunities for the Fund to achieve maximum capital appreciation, taking into account the availability of equity investment opportunities, market conditions, the relative risk/reward analysis of other investments compared to equity securities, and such other considerations as the Adviser deems appropriate. Information regarding these additional investments and the risks associated with them, is discussed below and in the SAI.

BONDS AND OTHER FIXED-INCOME SECURITIES

          The Fund may invest without limit in high quality fixed-income securities for temporary defensive purposes and to maintain liquidity. (SEE
"Temporary Investments; U.S. Government Securities Risk" below for more information.) For these purposes, "fixed-income securities" are bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (I.E., market risk).

          The Fund may also invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Adviser to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from an NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. The Fund does not expect to invest more than 15% of its net assets in non-convertible debt securities. The Fund's investments in non-investment grade debt securities, if any, are not expected to exceed 5% of its net assets.

EXCHANGE TRADED FUNDS AND OTHER SIMILAR INSTRUMENTS

          The Fund may purchase retail shares of exchange-traded funds that are registered under the 1940 Act ("ETFs") and retail shares of similar investment vehicles that are not registered under the 1940 Act (together with the ETFs, "Traded Funds") and effect short sales of these shares. Transactions in Traded Funds may be used in seeking maximum capital appreciation or for hedging purposes. Typically, a Traded Fund holds a portfolio of common stocks designed to track the performance of a particular index or a "basket" of stocks of companies within a particular industry sector or group. Traded Funds sell and redeem their shares at net asset value in large blocks (typically 50,000 shares) called "creation units." Shares representing fractional interests in these creation units are listed for trading on national securities exchange and can be purchased and sold in the secondary market in lots of any size at any time during the trading day (I.E., retail shares). The Adviser does not anticipate purchasing creation units.

          Investments in Traded Funds involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the Traded Funds. In addition, a Traded Fund may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the Traded Fund and the index with respect to the weighting of securities or number of stocks held.

          Because Traded Funds bear various fees and expenses, the Fund's investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. The Adviser considers the expenses associated with an investment in determining whether to invest in a Traded Fund.

TEMPORARY INVESTMENTS; U.S. GOVERNMENT SECURITIES RISK

          During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. Securities will be deemed to be of high quality if they are rated in the top four categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker's acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation ("FDIC"); and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, the Fund may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

          The Fund may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market debt securities, or to maintain such liquidity as may be necessary to effect repurchases of shares from shareholders or for other purposes.

          It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it were not required to do so by law. If a U.S. Government agency or instrumentality in with the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund's share price or yield could fall. The U.S. Government's guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government Securities owned by the Fund does not imply that the Fund's shares are guaranteed by the FDIC or any other government agency, or that the price of the Fund's shares will not continue to fluctuate.

                             PERFORMANCE INFORMATION

          Each of the Fund and the Adviser is newly formed and has no operating history. However, Mr. Sparaggis, the Fund's portfolio manager, manages other accounts in accordance with an investment strategy that is substantially similar to that of the Fund. Appendix B contains investment performance information for such an account, from its inception. (This account represents the longest track record available among all similarly managed accounts by Mr. Sparaggis.) The performance information does not represent the investment performance of the Fund and should not be viewed as indicative of the future investment performance of the Fund. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix B. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE PERFORMANCE. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund's portfolio and the Fund's expenses. The performance data used in Appendix B was provided by Alkeon.

                             MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES

          The  Board  has  overall   responsibility   for  the   management  and
supervision of the operations of the Fund. The Board has delegated responsibility for management of the Fund's day-to-day operations to the Adviser. (SEE "Management of the Fund --- The Adviser.") The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

          The persons comprising the Board (the "Trustees") are not required to invest in the Fund or to own shares. A majority of the Trustees are persons who are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Trustees"). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

          The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth in the SAI.

THE ADVISER

          The Adviser will serve as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies or procedures established by the Board, pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser effective as of [____________] (the "Advisory Agreement"). The Adviser is responsible for: (i) developing and implementing the Fund's investment program, (ii) managing the Fund's investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser will monitor the Fund's compliance with all applicable investment limitations, including those imposed by the 1940 Act. (Additional information regarding the Advisory Agreement is provided in the SAI under "Investment Advisory and Other Services.")

          The Adviser, a newly formed Delaware limited liability company, is registered as an investment adviser under the Advisers Act. Affiliates of the Adviser will serve as investment advisers, sub-advisers or general partners to other registered and private investment companies. The offices of the Adviser are located at 350 Madison Avenue, 9th Floor, and its telephone number is (212) 389-8713. The Adviser will be controlled by its managing member, Alkeon. Alkeon is a Delaware limited liability company that commenced operations on January 1, 2002 and is registered as an investment adviser under the Advisers Act. The offices of Alkeon are located at 350 Madison Avenue, 9th Floor, New York, New York 10017, and its telephone number is (212) 389-8710. As of [_________],
Alkeon managed approximately [__________] of client assets, including various registered investment companies and private investment funds.

PORTFOLIO MANAGEMENT

          Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's portfolio manager. Mr. Sparaggis also serves as the portfolio manager of several other investment funds that have investment programs substantially similar to that of the Fund. Mr. Sparaggis is also the controlling person of Mainsail, an affiliate of Alkeon, a broker-dealer registered under the Exchange Act and a co-distributor of the Fund's shares.

          From May 1995 until he established Alkeon in January 2002, Mr. Sparaggis was associated with CIBC World Markets Corp. ("CIBC WM") and its predecessor, Oppenheimer & Co., Inc., where he was a Managing Director. From January 1996 to December 2001, Mr. Sparaggis also was a Senior Portfolio Manager for Oppenheimer Investment Advisers ("OIA"), an investment management program offered by CIBC WM, and was then responsible for OIA's MidCap Managed Account Portfolios. From 1993 until joining Oppenheimer & Co., Inc. in 1995, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage.

          Mr. Sparaggis received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He received an IBM Fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988.

          The SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager and the portfolio manager's ownership of shares in the Fund.

ADMINISTRATION, ACCOUNTING, AND OTHER SERVICES

          [_________] serves as the Fund's administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). [[_________] will also provide transfer agent services to the Fund.] In consideration of these services, the Fund will pay [_________] a [monthly] fee which is not anticipated to exceed [_____] of the Fund's net assets on an annual basis and will reimburse [_____] for certain out-of-pocket expenses. The principal business address of [_________] is [_____________].

CUSTODIAN

          [_________] serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. [_________]'s principal business address is [_____________].

PRIME BROKER

          The Fund expects that, initially, [_________] will serve as the Fund's Prime Broker. The Fund, [_________] and the Adviser are parties to an agreement in which [_________] will retain custody, on behalf of the Fund, the proceeds from securities sold short. The Fund may also borrow money "on margin" from the Prime Broker.

                                FEES AND EXPENSES

MANAGEMENT FEE

          In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

INCENTIVE FEE

          The Fund also pays the Adviser within three months after the end of each Fiscal Period (as defined below) a performance-based incentive fee (the "Incentive Fee") in an amount equal to 20% of the Fund's net profits, if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will be determined by adding the Fund's realized and unrealized gains and investment income reduced by realized and unrealized depreciation, investment loss and expenses. The Incentive Fee is calculated and accrued daily as an expense of the Fund and payable at the end of each Fiscal Period, subject to the "high water mark," as described below. "Fiscal Period" means: (1) each twelve-month period ending on the Fund's fiscal year end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period; and (2) the period of time from the last Fiscal Period-end through the effective date of a merger or dissolution of the Fund or the termination of the Advisory Agreement. Thus, the occurrence of certain events, such as the termination of the Advisory Agreement (which may be terminated by the Adviser upon 60 days prior written notice to the Fund) or a periodic share repurchase offer, will trigger the determination of a Fiscal Period and the payment to the Adviser of the Incentive Fee, if any. (SEE "Redemptions and Repurchase Offers --- Consequences of Repurchase Offers.") However, in the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year end due to the Fund's share repurchases, only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such repurchase (not taking into account any proceeds from any contemporaneous purchases of shares from the Fund, by reinvestment or otherwise) will be paid to the Adviser for such Fiscal Period.

          The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

          The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's cumulative loss account, an account established upon the commencement of the Fund's operations and credited with the dollar amount of the Fund's cumulative net loss on a daily basis. Thus, if the Fund has a balance in its cumulative loss account at the end of a Fiscal Period, no Incentive Fee will be payable. This is sometimes known as a "high water mark" calculation. Each time the assets of the Fund are reduced in a repurchase offer, or the Fund pays a dividend or a distribution, the Fund will adjust the cumulative amount of any loss downward in proportion to the decrease in assets; thereby reducing the amount of cumulative loss attributable to the Fund.

          The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies. (SEE "Additional Risk Factors --- The Incentive Fee" above.)

SHAREHOLDER SERVICING FEES

          Under the terms of each distribution agreement with the Fund, the Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund (the "Shareholder Servicing Fees"). Shareholder Servicing Fees will be accrued daily as an expense of the Fund.

          Pursuant to the terms of each Distributor's distribution agreement with the Fund, each Distributor may retain unaffiliated brokers or dealers to:
(i) act as selling agents ("Selling Agents") to assist in the distribution of shares; and (ii) to provide ongoing investor services and account maintenance services to their customers that are investors in the Fund. Selling Agents will be compensated for their services in determining whether an investment in the Fund is a suitable investment for their customers (in accordance with the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA")) and whether investors are Qualified Investors (as described herein), for providing customary shareholder services, including responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases. Selling Agents will be required to implement procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. (SEE "Investor Qualifications and Suitability.")

OTHER FEES AND EXPENSES OF THE FUND

          The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributors pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (E.G., costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Incentive Fee; the Shareholder Servicing Fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses.

                                  THE OFFERING

PURCHASE TERMS; MINIMUM INVESTMENT

          Shares of the Fund are being offered in an initial offering (the "Initial Offering") at a price of $[___] per share plus a sales load of up to 3% (if applicable). The Initial Offering will terminate on or about [_______], 2009, subject to extension. Subject to the investor qualifications described below, purchase orders for shares sold during the Initial Offering received by the Distributors will be accepted at the close of the Initial Offering. After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, if applicable, a sales load of up to 3% of the amount invested (as described below). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund's net asset value per share will be circulated to Selling Agent's offering shares of the Fund. Purchase orders for shares in connection with a monthly offering must be received in proper form by a Distributor prior to the close of business on the last business day of a month (a "Closing Time") and will be accepted at that time. A prospective investor may rescind a purchase order at any time prior to the Closing Time. The Fund reserves the right to suspend or terminate the offering of shares at any time.

          The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Subsequent investments must be at least $25,000. The minimum investment requirements may be reduced or waived [for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and] as may be determined by the Board.

          In order to purchase shares, a prospective investor must submit a completed investor certification to a Distributor or Selling Agent. (A form of investor certification is included as Appendix A to this Prospectus.) Additional information regarding investor qualifications is set forth under "Investor Qualifications" below.

          Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent. Investors will not receive any stock certificate evidencing the purchase of Fund shares. Instead, they will receive written or electronic confirmation of each transaction and regular reports showing account balances.

PLAN OF DISTRIBUTION

          SMH and Mainsail, underwriters under the federal securities laws, serve as co-distributors of shares on a best efforts basis, subject to various conditions, pursuant to the terms of each Distributor's distribution agreement with the Fund. Neither SMH nor Mainsail is obligated to buy from the Fund any of the shares. The Distributors do not intend to make a market in the shares.

          SMH is a securities brokerage firm that is: registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), a member of FINRA and registered as an investment adviser under the Advisers Act. SMH, a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. SMH maintains its principal office at 600 Travis, Suite 5800, Houston, Texas 77002.

          Mainsail is a securities brokerage firm that is registered as a broker-dealer under the Exchange Act and a member of FINRA. Mr. Sparaggis is the controlling person of Mainsail. Mainsail maintains its principal office at 350 Madison Avenue, 9th Floor, New York, New York 10017.

          Under the terms of each distribution agreement with the Fund, the Distributors are authorized to retain unaffiliated brokers or dealers (I.E., the Selling Agents) to assist in the distribution of shares. In addition, pursuant to the distribution agreements, the Fund pays ongoing Shareholder Servicing Fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund. SEE "Fees and Expenses --- Shareholder Servicing Fee" above. The Fund may terminate the distribution agreements on [__] days' prior written notice.

          Selling Agents are entitled to charge a sales load to each investor on the purchase price of its shares of up to 3%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. In addition, the sales load is not applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The Selling Agents' receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations.

          The Adviser (or its affiliates), in its discretion and from its own resources, may pay the Selling Agents additional compensation not to exceed [___]% (on an annual basis) of the aggregate value of shares of the Fund held by customers of the Selling Agent. In return for the additional compensation, the Fund may receive certain marketing advantages including access to a Selling Agent's registered representatives, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agent's registered representatives. The additional compensation may differ among Selling Agents in amount. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments.

          The Fund has agreed to indemnify each Distributor and each person, if any, who controls the Distributor against certain liabilities, unless it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person's obligations and duties. SEE "Investment Advisory and Other Services" in the SAI.

                              DESCRIPTION OF SHARES

          The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, [$0.001 par value]. The Board is authorized to increase or decrease the number of shares issued. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the Trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of shares owned by each respective shareholder.

          All shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, to all holders of its shares. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. The Declaration of Trust provides that any transfer will be void if made: (i) to an account held through a broker or dealer that has not entered into a selling agreement with a Distributor or (ii) to any person who is not a Qualified Investor (as described below).

          Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the shares, except that brokers or dealers that have entered into selling agreements with a Distributor (i.e., Selling Agents) may make a market in the shares among their customers that are Qualified Investors. SEE "Investor Qualifications and Suitability." Prices received or paid for the shares in such transactions will not be available to the public, thus, the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

          To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than 75% of the outstanding shares, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of "a majority of the outstanding voting securities" (as defined in the 1940 Act) would be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund. SEE "Investor Qualifications and Suitability --- Investor
Suitability: UNLISTED CLOSED-END STRUCTURE AND LIMITED LIQUIDITY."

          The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

                               CERTAIN TAX MATTERS

          The following discussion is a brief summary of certain United States federal income tax considerations affecting the Fund and its shareholders. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the "IRS") retroactively or prospectively. No attempt is made to present a detailed explanation of all United States federal, state, local and foreign tax concerns affecting the Fund and its shareholders (including shareholders owning large positions in the Fund), and the discussion set forth herein does not constitute tax advice.

          The Fund intends to elect and to qualify to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the "Code"), as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the

Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

          Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

          Investors are urged to consult their own tax advisers regarding specific questions about federal (including the application of the alternative minimum tax), state, local or non-U.S. tax consequences to them of investing in the Fund. For additional information, see the SAI under "Tax Aspects."

TAXATION OF SHORT SALES

          Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's possession. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

          Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale. For additional information, see the SAI under "Tax Aspects."

                     INVESTOR QUALIFICATIONS AND SUITABILITY

INVESTOR QUALIFICATIONS

          Shares of the Fund may be purchased only by investors who certify to the Fund that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million) ("Qualified Investors"). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included in Appendix A to this Prospectus) to a Distributor or Selling Agent prior to the Closing Time (as described in "The Offering --- Purchase Terms; Minimum Investment" above). The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time.

          Existing shareholders who are purchasing additional shares will be required to meet the Fund's eligibility criteria and submit a new investor certification each time they purchase additional shares.

INVESTOR SUITABILITY

          GENERAL CONSIDERATIONS. An investment in the Fund involves substantial risks and is not necessarily suitable for all eligible investors. Prior to making an investment decision, you should: (i) consider the suitability of this investment with respect to your investment objectives and personal situation,
(ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult with your broker, dealer or other financial adviser to determine whether an investment in the Fund is suitable for your risk profile. A shareholder should invest in the Fund only money that it can afford to lose, and a shareholder should not invest money to which it will need access on a short-term or frequent basis. In addition, a shareholder should be aware of how the Fund's investment strategies fit into its overall investment portfolio because the Fund by itself is not designed to be a well-balanced investment for a particular investor.

          UNLISTED CLOSED-END STRUCTURE AND LIMITED LIQUIDITY. The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, the Fund does not plan to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Although the Fund will make quarterly offers to repurchase its shares, there can be no assurance that the Fund will repurchase shares that are tendered by a shareholder in connection with any repurchase offer. A prospective investor should consider its liquidity needs before investing.

          TRANSFER RESTRICTIONS. Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through a Distributor or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect and may not be in the manner desired by a shareholder. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund should be viewed as a long-term investment and is suitable only for investors who bear the risks associated with the limited liquidity of shares (including these transfer restrictions).

                        REDEMPTIONS AND REPURCHASE OFFERS

NO RIGHT OF REDEMPTION

          No shareholder will have the right to require the Fund to redeem its shares. No public market exists for the shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of shares by the Fund, as described below.

REPURCHASES OF SHARES

          The Fund will operate as an "interval fund" under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchases in excess of 5% of the Fund's outstanding shares for any particular repurchase offer is entirely within the discretion of the Fund's board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund's outstanding shares. As a general matter, the percentage of outstanding shares that the Fund will offer to repurchase will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

          Quarterly repurchase offers will occur each January, April, July and October. The Fund intends to conduct its first quarterly repurchase offer in July, 2010. The deadline by which the Fund must receive repurchase requests submitted by shareholders in response to each repurchase offer (the "repurchase request deadline") will be generally on or about the 18th day in the months of January, April, July and October or, if the 18th day is not a business day, on the next business day. The date on which the repurchase price for shares is determined will be generally the last day of the month (the "repurchase pricing date"), but shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund does not charge a repurchase fee. SEE "Redemptions and Repurchase Offers --- Fundamental Policies with Respect to Share Repurchases." The Fund intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities, or by borrowing to finance the repurchases.

          Prior to the commencement of any repurchase offer, the Fund sends a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification specifies, among other things:

          o the percentage of shares that the Fund is offering to repurchase;

          o the date on which a shareholder's repurchase request is due (I.E., the repurchase request deadline);

          o the date that will be used to determine the Fund's net asset value applicable to the share repurchase (I.E., the repurchase pricing date);

          o the date by which shareholders will receive the proceeds from their share sales; and

          o the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

          The Fund intends to send this notification approximately 30 days before the deadline for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance of the repurchase request deadline. A shareholder's broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

          The repurchase request deadline will be strictly observed. If a shareholder's broker, dealer or other financial intermediary fails to submit a shareholder's repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the repurchase request deadline.

FUNDAMENTAL POLICIES WITH RESPECT TO SHARE REPURCHASES

          The Board has adopted the following fundamental policies with respect to its share repurchases which may only be changed by the "vote of a majority of the outstanding voting securities" of the Fund (within the meaning of Section 2(a)(42) of the 1940 Act):

          o The Fund will make periodic share repurchase offers each fiscal quarter (in January, April, July and October) pursuant to Rule 23c-3(b) of the 1940 Act, as it may be amended from time to time;

          o The repurchase request deadlines will be generally on or about the 18th day in the months of January, April, July and October or, if the 18th day is not a business day, on the next business day; and

          o         There  will  be  a  maximum  14  day  period   between  each
                    repurchase request deadline and the repurchase pricing date.

OVERSUBSCRIBED REPURCHASE OFFER

          There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board for each repurchase offer sets a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of an additional 2% of the outstanding shares of the Fund beyond the original repurchase offer amount. If the Fund determines not to repurchase additional shares beyond the original repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

          If prorating is necessary, the Fund will send a notice of prorating on the business day following the repurchase request deadline. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholders repurchase request will not be given any priority over other shareholders' requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter. In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

          The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

          o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

          o for any period during which the New York Stock Exchange (the "NYSE") or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

          o for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

          o for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

          If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

DETERMINATION OF REPURCHASE PRICE

          The repurchase price payable in respect of a repurchased share is equal to the share's net asset value on the repurchase pricing date. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for the Incentive Fee. Indeed, the Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. In that regard, the Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially shortly after a repurchase request deadline and the repurchase pricing date. However, the repurchase price will not be adjusted after the repurchase pricing date. In order to assist investors in determining whether to participate in a repurchase offer, Rule 23c-3 requires that the Fund calculate its net asset value each business day during the five business days preceding the repurchase request deadline as of the close of business on the NYSE. The method by which the Fund calculates net asset value is discussed below. SEE "Calculation of Net Asset Value."

PAYMENT FOR REPURCHASES

          Payment for tendered shares will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers, as specified in the repurchase offer notification, no later than seven days after the repurchase pricing date.

IMPACT OF REPURCHASE POLICY

          From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. SEE "Principal Risk Factors --- Leverage & Borrowings Risk."

CONSEQUENCES OF REPURCHASE OFFERS

          The Fund believes that repurchase offers are generally beneficial to the Fund's shareholders, and are expected to be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling liquid investments, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Fund's net asset value.

          Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Fund's shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value.

          Repurchase of the Fund's shares will tend to reduce the number of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio. In addition, the repurchase of shares by the Fund is a taxable event to shareholders. For a discussion of these tax consequences, see "Tax Aspects" in the SAI.

          Repurchase offers will cause the Fund to calculate Fiscal Periods more frequently than annually. If that occurs, shareholders could be adversely affected. For example, the Fund may be required to pay the Adviser a portion of the Incentive Fee accrued through that date based on the Fund's investment performance for a Fiscal Period under circumstances where, if no interim Fiscal Periods had occurred, the Adviser would not have been eligible to receive an Incentive Fee payment for an entire fiscal year. Conversely, if at the time the Fund has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets withdrawn from the Fund to pay the share repurchases, with the result that the Adviser will be in a better position to eventually earn an Incentive Fee with respect to the Fund. SEE "Additional Risk Factors -- Repurchase Offers."

                         CALCULATION OF NET ASSET VALUE

          The value of the net assets of the Fund is determined on each business day as of the close of regular business of the NYSE in accordance with the procedures set forth below or as may be determined from time to time pursuant to policies established by the Board.

          Domestic exchange traded equity securities (other than options) other than those that trade on NASDAQ are valued at their last reported composite sale prices as reported on such exchanges or, in the absence of any reported sale on a particular day, at their composite bid prices (for securities held long) or their composite ask prices (for securities held short), as reported by such exchanges. Securities traded on NASDAQ are valued: (i) at the NASDAQ Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 (EST) adjusted up to NASDAQ's best offer price if the last trade is below such bid and down to NASDAQ's best offer price if the last trade is above such offer price);
(ii) if no NOCP is available, at the last sale price on NASDAQ prior to the calculation of the Fund's net asset value; (iii) if no sale is shown on NASDAQ, at the bid price; or (iv) if no sale is shown and no bid price is available for a period of seven business days, the price will be deemed "stale" and the value will be determined at fair value. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange.

          Total return swaps on equity securities are generally valued based upon the price for the reference asset, as determined in the manner specified above.

          Other securities for which market quotations are readily available are valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Adviser under the supervision of the Board.

          Debt securities (other than convertible securities) are valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Adviser monitors the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less are, absent unusual circumstances, valued at amortized cost.

          If in the view of the Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may value the security at fair value.

          All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be materially affected by events occurring before the Fund calculates its net asset value but after the close of the primary markets or exchanges on which foreign securities are traded. These intervening events might be country-specific (E.G., natural disaster, economic or political developments, interest-rate change), issuer-specific (E.G., earnings report, merger announcement), or U.S. market-specific (E.G., a significant movement in the U.S. markets that is deemed to affect the value of foreign securities). When such an event materially affects the values of securities held by the Fund or its liabilities (including foreign securities for which there is a readily available market price), such securities and liabilities may be valued at fair value pursuant to procedures adopted in good faith by the Board.

          Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net asset value if the Adviser's judgments regarding appropriate valuations should prove incorrect.

          The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's net asset value. As a result, the Fund's issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund's investments also affect the amount of the Management Fee and Incentive Fee. SEE "Additional Risk Factors -- Incentive Fee." All fair value determinations by the Adviser are subject to the review of the Board.

          Expenses of the Fund, including the Management Fee and the Incentive Fee and the costs of any borrowings are accrued daily and taken into account for the purpose of determining the Fund's net asset value.

                               DISTRIBUTION POLICY

          Dividends will be paid annually on the shares in amounts representing substantially all of the Fund's net investment income, if any, earned each year. Payments on the shares will vary in amount depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

          Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually. For additional information, SEE "Tax Aspects" in the SAI.

          The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

AUTOMATIC REINVESTMENT PLAN

          Dividends  and capital  gain  distributions  to  shareholders  will be automatically reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary. Shareholders will not be charged any fees as a result of participating in the plan. A shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

          Shares will be issued at their net asset value on the ex-dividend date; there is no sales load or other charge for reinvestment. Shareholders may affirmatively opt out of the automatic reinvestment plan at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund. Such a request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

          Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the ex-dividend date. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

          The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

                         POTENTIAL CONFLICTS OF INTEREST

GENERAL

          Alkeon will control the Adviser as its sole managing member. In addition, Alkeon, an investment adviser registered under the Advisers Act, carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients. The Fund has no interest in these activities. As a result of the foregoing, Alkeon and its officers or employees who assist in its management of the Adviser will be engaged in substantial activities other than as a managing member of the Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Adviser and Alkeon. Alkeon and its officers and employees devote only so much time to the affairs of the Adviser as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

          The Adviser and Alkeon may provide investment advice for certain other investment funds or other accounts that pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser or Alkeon for investment for the Similar Accounts. There may be circumstances, however, under which the Adviser or Alkeon will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Adviser will cause the Fund to commit its assets. There may also be circumstances under which the Adviser or Alkeon will consider or recommend participation by the Similar Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund.

          The Adviser will consider subjective criteria in evaluating whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Similar Account at a particular time. The criteria typically include: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (E.G., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Similarly, the Adviser will consider subjective criteria when determining if a limited investment opportunity (such as an IPO) is an investment that is appropriate and feasible (in light of restrictions on investments in IPOs as may be applicable under the 1940 Act) for the Fund and/or a Similar Account. Accordingly, the Fund may not be able to take full advantage of an investment opportunity to the extent the Adviser determines, in its discretion, that such opportunity is not appropriate for the Fund. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Therefore, prospective shareholders should note that the future performance of the Fund and the Similar Accounts may vary. SEE "Performance Information."

          When the Adviser and/or Alkeon determine(s) that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with Alkeon's and the Adviser's responsibilities under the Advisers Act and the 1940 Act and their own internal procedures. However, decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. The Adviser and Alkeon will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders.

          Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by the Adviser or Alkeon. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

          The members of the Adviser, Alkeon and their directors, managers, officers and employees (including the Fund's portfolio manager, Mr. Sparaggis) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or Alkeon that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Fund and the Adviser have adopted a Joint Code of Ethics and Alkeon, Mainsail and SMH have each adopted a Code of Ethics, all of which are in compliance with Rule 17j-1 under the 1940 Act which restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Joint Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The Joint Code of Ethics is also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Joint Code of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS

          SMH currently acts as a co-distributor for the Fund's shares and bears various costs associated with its activities as a Distributor. SMH is a securities brokerage firm and is registered as a broker-dealer under the Exchange Act, is a member of FINRA, and is registered as an investment adviser under the Advisers Act. Similarly, Mainsail, an affiliate of Alkeon, acts as a co-distributor for the Fund's shares and bears various costs associated with its activities as a Distributor. Mainsail is a securities brokerage firm and is registered as a broker-dealer under the Exchange Act and is a member of FINRA. The Fund pays Shareholder Servicing Fees to each of SMH and Mainsail to compensate for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. SEE "Fees and Expenses -- Shareholder Servicing Fees" and "The Offering." SMH has a
non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser.

          Situations may arise in which accounts affiliated with SMH, Mainsail or their respective affiliates have purchased securities that would have been suitable for investment by the Fund, but which the Fund, for various reasons, did not choose to purchase. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, SMH, Mainsail or their affiliates may trade, position or invest in, for its own account, the same securities as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

          SMH, Mainsail and their affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Adviser, Alkeon or one of their respective affiliates. In addition, these firms may receive research products and services in connection with the brokerage services that SMH, Mainsail and their affiliates may provide from time to time to one or more Similar Accounts or to the Fund. The Fund may also pay brokerage commissions to affiliated broker-dealers.

          The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund, except that SMH or Mainsail may act as broker for, and impose usual and customary brokerage commissions on, the Fund in effecting securities transactions. SEE "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Similar Accounts, except for accounts in which Alkeon or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from Alkeon or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Similar Account to sell, or the Fund to sell and such Similar Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities; (ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

          The Fund is not permitted to purchase or sell securities of any issuer as to which the Adviser or Alkeon has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund's investment performance because the Fund may: (i) hold securities of an issuer with respect to which the Adviser or Alkeon has adverse information, or (ii) not purchase securities of any issuer with respect to which the Adviser or Alkeon has favorable information.

          As a result of the investment banking, corporate finance or similar activities of SMH and Mainsail, the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may purchase securities during the existence of an underwriting or selling syndicate in which SMH or Mainsail is participating only subject to certain conditions. This could have an adverse impact on the Fund's investment performance.

          Future investment activities of the Adviser, Alkeon, SMH and Mainsail and their members, managers, principals, partners, directors, officers or employees (as applicable), may give rise to additional conflicts of interest.

                                    BROKERAGE

          The Adviser is responsible for placing orders for the execution of the Fund's portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

          In selecting brokers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm's risk in positioning a block of securities. Although the Adviser will generally seek reasonably competitive commission rates, the Adviser will not necessarily pay the lowest commission available on each transaction. The Adviser has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

          Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders on behalf of the Fund with brokers (including affiliates of the Fund) that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In no instance, however, will the Fund's securities be purchased from or sold to the Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement. The expenses of the Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser, Alkeon or their respective affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Adviser in connection with the Fund. Conversely, the information provided to the Adviser or its affiliates by brokers or dealers through which other clients of the Adviser or its respective affiliates effect securities transactions may be useful to the Adviser in providing services to the Fund.

          Although the Fund cannot accurately predict its portfolio turnover for the Fund, the Fund generally expects that its annual portfolio turnover rate to significantly exceed that of other registered investment companies. The Fund's portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income. The Adviser may execute portfolio brokerage transactions through SMH or Mainsail as well as other non-affiliated brokers. Transactions with any affiliated broker would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. Among other things, Section 17(e) and those procedures provide that when acting as broker for the Fund in connection with the sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (i) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (ii) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is reasonable and fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

                               GENERAL INFORMATION

FISCAL YEAR

          The Fund's fiscal year ends on each October 31. The Fund's tax year for federal income tax purposes also ends on each October 31.

REPORTS TO SHAREHOLDERS

          As soon as practicable after the end of each taxable year, the Fund furnishes to shareholders such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

          The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

LEGAL COUNSEL

          Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, serves as U.S. legal counsel to the Fund. The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters. The firm does not represent potential investors in the Fund.

INQUIRIES

          Inquiries concerning the Fund and shares (including information concerning purchasing and withdrawal procedures) should be directed to your Selling Agent. All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies and Practices...............................S-2

Investment Advisory and Other Services.....................................S-7

Management of the Fund.....................................................S-9

Portfolio Manager.........................................................S-12

Tax Aspects...............................................................S-13

Proxy Voting Policies and Procedures......................................S-20

General Information.......................................................S-21

Financial Statements......................................................S-21

                                   APPENDIX A

                        [FORM OF INVESTOR CERTIFICATION]

                                ACAP GLOBAL FUND

         Account No.:_____________

         Broker Name: _____________

                             INVESTOR CERTIFICATION

     This certificate relates to ACAP Global Fund (the "Fund") and is given to you as broker with respect to a potential purchase of shares in the Fund.

     I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $1,500,000 (if a natural person, together with assets held jointly with my spouse). If I am signing on behalf of a company, I further certify that (A) such company is not a private investment company,(1) a registered investment company or a business development company or
(B) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

     In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

               (1) Shares may be held only through a broker, dealer or other financial intermediary that has entered into an agreement with the Fund's distributor(s) for the provision of shareholder services;

               (2) Shares may not be transferred, including by bequest, except to a person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000, who agrees to hold his, her or its shares through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund, and who agrees not to transfer the shares except to another person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000 and agrees to comply with the foregoing ownership and transfer restrictions; and


--------------------------

(1) *For this purpose, "private investment company" means a company that would be defined as an investment company under Section 3(a) of the Investment Company Act but for the exception provided from the definition by Section 3(c)(1) of such Act (i.e., not more than 100 security owners).

               (3) Upon any transfer of shares in violation of the foregoing clauses (1) or (2), in addition to any other remedy that it may have, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares.

     Notwithstanding that the Fund is registered under the Investment Company Act of 1940, and the shares are being offered under an effective registration statement under the Securities Act of 1933, I acknowledge, understand and recognize that there will be no secondary market for the shares and that liquidity is limited as set forth in the prospectus. I understand that you, the Fund, and the Adviser are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who can not make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I (or the company) may lose some or all of my (or its) investment. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. I will promptly advise you if any of the statements herein ceases to be true prior to my (or the company's) purchase of shares.



               [THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK]

SALES LOAD:

INVESTMENT AMOUNT                  SALES LOAD               NET AMOUNT INVESTED
-----------------                  ----------               -------------------



$--------------                    -------%                    $--------------


----------     The Investor acknowledges that a sales load in the percentage of
INITIAL        the amount transmitted in  connection with his, her or its
 (IF           purchase of shares as specified above is being charged by his,
APPLICABLE)    her or its broker-dealer in connection with the investment in the
               Fund and that only the net amount, after deduction of the sales load, will be invested in the Fund.



Date:_______________                            By:____________________________
                                                   Name:




ELECTRONIC DELIVERY

/ / By checking this box, I hereby consent to have all future Fund-related documents delivered to me electronically to the following e-mail address: _____________________

Your consent will apply to ALL Fund-related documents. In giving your consent, please note that many of the documents will contain confidential information that is specific to your personal financial matters. Regardless of the delivery method you select, the Fund will take reasonable precautions to ensure the integrity, confidentiality and security of the documents, but will not be liable for any interception. If you consent to electronic delivery, each document will be delivered to you by sending you an e-mail that contains a copy of the document. The Fund will use the e-mail address that is in its records. Your initial consent noted above will take effect immediately and will remain in effect as long as you maintain an investment in the Fund or until you notify the Fund of a change. You may revoke your consent to receive electronic delivery of documents or update your address at any time by notifying the Fund. If you revoke your consent to electronic delivery, the Fund will begin to send paper copies of documents within 30 days of receiving your notice. The Fund does not impose any additional charge for electronic delivery.

                                   APPENDIX B


                    PORTFOLIO MANAGER PERFORMANCE INFORMATION

The investment adviser of ACAP Global Fund (the "Fund"), SilverBay Capital Management LLC (the "Adviser"), will be controlled by its managing member, Alkeon Capital Management, LLC ("Alkeon"). Mr. Panayotis ("Takis") Sparaggis, the Fund's portfolio manager and Alkeon's controlling person, employs an investment program for the Fund that is substantially the same as the investment program that he employs in managing another investment vehicle (the "Other Investment Vehicle"). The Other Investment Vehicle represents the longest track record available among all similarly managed accounts by Mr. Sparaggis.(1)

Because of the similarity of investment programs, as a general matter, Mr. Sparaggis will consider participation by the Fund in all appropriate investment opportunities that are under consideration by Alkeon for the Other Investment Vehicle. There are a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Other Investment Vehicle at a particular time. Because these considerations may differ for the Fund and the Other Investment Vehicle in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and the Other Investment Vehicle will differ. (SEE "Potential Conflicts of Interest.")


The table and bar chart set forth performance information of the Other Investment Vehicle and various indices for the periods indicated. The returns shown for the Other Investment Vehicle reflect the actual fees and expenses incurred by the Other Investment Vehicle. The table should be read in conjunction with the notes thereto. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. Prospective investors should recognize that the Fund's fees and expenses may be higher than those of the Other Investment Vehicle. Accordingly, had the Other Investment Vehicle's performance records reflected the Fund's fees and estimated expenses, the Other Investment Vehicle's returns shown in the table may have been lower. Furthermore, there are certain differences between the investment policies of the Fund and the Other Investment Vehicle. Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Other Investment Vehicle's performance. The future performance of the Fund, the Other Investment Vehicle and the various indices may differ.

The performance information does not represent the investment performance of the Fund and should not be viewed as indicative of the future investment performance of the Fund.

------------------
(1) Alkeon has represented that the performance of the other accounts similarly managed by Mr. Sparaggis (and of a shorter duration than the Other Investment Vehicle) does not differ materially from the performance of the Other Investment Vehicle.

                     OTHER INVESTMENT VEHICLE PERFORMANCE(1)

            PERFORMANCE RELATIVE TO MAJOR INDICES AS OF SEPTEMBER 30, 2009

COMPOUNDED ANNUAL RATE OF RETURN
----------------------------- ------------------- ------------- ------------- --------------------- --------------------------

                                                                                                      SINCE OTHER INVESTMENT
                                  12 MONTHS         3 YEARS        5 YEARS       10 YEARS               VEHICLE INCEPTION
----------------------------- ------------------- ------------- ------------- --------------------- --------------------------
Other Investment Vehicle (1)        11.27%          18.33%         17.35%         14.07%                     17.54%
----------------------------- ------------------- ------------- ------------- --------------------- --------------------------
      S&P 500 (2)                  - 9.37%          - 7.51%        -1.05%         -1.92%                      0.73%
----------------------------- ------------------- ------------- ------------- --------------------- --------------------------
   MSCI World (3)                  - 4.70%          - 6.38%         1.46%         -0.78%                      1.59%
----------------------------- ------------------- ------------- ------------- --------------------- --------------------------



        Compounded Annual ROR Since Inception****                                   Cumulative ROR Since Inception****

                                                                 580%-
16%-
                                                                 480%-

11%-              [GRAPHIC OMITTED]                              380%-               [GRAPHIC OMITTED]

                                                                 280%-
 6%-
                                                                 180%-

 1%-                                                              80%-
     ----------------------------------------------------              ----------------------------------------------------
      Other Investment    MSCI World**       S&P 500***                  Other Investment    MSCI World**       S&P 500***
-4%-      Vehicle*                                               -20%-       Vehicle*




* Source:  Alkeon Capital Management, LLC
**Source:  MSCI Barra; Note: MSCI World data do not reflect reinvestment of dividends.
***Source Pertrac; Note: S&P 500 data do not reflect reinvestment of dividends.
****Inception:  January 5, 1998; S&P and MSCI data as of January 1, 1998.



(1) The performance data provided in the table and bar chart are based on the investment performance of the Other Investment Vehicle. The information was prepared by Alkeon based on the following facts and assumptions:

     The Other Investment Vehicle began investment operations on January 5, 1998. January 1998 performance was 1.66% and does not include the first 2 trading days in January 1998. Mr. Sparaggis, the primary portfolio manager of the Other Investment Vehicle, was employed by CIBC Oppenheimer Corp. from January 1998 through June 1999, and by CIBC World Markets Corp. from June 1999 through December 2001, and was the portfolio manager of the Other Investment Vehicle at all times during that period. Effective January 1, 2002, Mr. Sparaggis formed Alkeon, which has continued managing the Other Investment Vehicle's portfolio since that time.

     The Other Investment Vehicle's performance reflects the deduction of a 1% management fee charged to investors prior to March 1, 2004, and a 1.5% management fee charged to investors beginning March 1, 2004. Performance results for the Other Investment Vehicle are actual results reflecting the returns of the Other Investment Vehicle as a whole (rather than the returns of a particular investor), and reflect the Other Investment Vehicle's advisory fees, incentive fees and expenses and include the reinvestment of dividends and income. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

(2)  The    Standard   &   Poor's   500   Stock   Index   with   is   a   market
     capitalization-weighted index made up of the 500 US companies with the largest market capitalizations.

(3) MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. As of June 2007, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, the United States. (Source: MSCI Barra)



OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Investment Vehicle. Past performance is not indicative of future results or performance of any account managed (directly or indirectly) by Mr. Sparaggis, including the Fund. There is no guarantee that the Fund will achieve its investment objective.

                                ACAP GLOBAL FUND


                                                                    STATEMENT OF
                                                          ADDITIONAL INFORMATION
                                                            DATED [____________]

     This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of ACAP Global Fund (the "Fund"), dated [____________]. To obtain a copy of the Fund's prospectus (the "Prospectus"), please write to [_____], or call [_____]. The information in this SAI is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


ADDITIONAL INVESTMENT POLICIES AND PRACTICES..................................2

INVESTMENT ADVISORY AND OTHER SERVICES........................................7

MANAGEMENT OF THE FUND........................................................9

PORTFOLIO MANAGER............................................................12

TAX ASPECTS..................................................................14

PROXY VOTING POLICIES AND PROCEDURES.........................................21

GENERAL INFORMATION..........................................................21

FINANCIAL STATEMENTS.........................................................21
THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

                  ADDITIONAL INVESTMENT POLICIES AND PRACTICES

     The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

     The Fund has adopted fundamental policies for its interval fund structure as set forth in the Prospectus. In addition, the Fund has adopted the following six fundamental investment policies, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the Investment Company Act of 1940, as amended (the "1940 Act")):

     (1) The Fund will not invest 25% or more of the value of its total assets in the securities of issuers engaged in any single industry or group of related industries, provided that this restriction does not limit the Fund's investments in U.S. Government Securities (as defined herein) or in securities of "Technology Companies" as defined in the Prospectus (as may be amended from time to time).

     (2) The Fund will not issue  "senior  securities"  (as  defined by the 1940
Act) or borrow money except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC or its staff and as is consistent with the Fund's investment policies.

     (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the "1933 Act"), in connection with the disposition of its portfolio securities.

     (4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

     (5) The Fund will not purchase or sell commodities, except that the Fund may purchase and sell foreign currency, as well as options on foreign currency, indices and financial futures contracts, and may enter into currency swaps and forward contracts, including those related to indices, in connection with its investments in foreign securities, in accordance with such investment policies as the Board may adopt and subject to applicable regulatory limitations.

     (6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate or real estate investment trusts.

     The investment objective of the Fund and its policies with respect to share repurchases (as set forth in the Prospectus) are also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

     Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

     With respect to the investment restriction set forth in (1) above, and other policies described herein and in the Prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

     The Fund may from time to time utilize a variety of special investment instruments and techniques (as described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue its investment objective. The instruments the Fund may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Fund may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund's investment objective. There is no requirement that the Fund hedge its portfolio or any of its investment positions.

          CALL AND PUT OPTIONS ON SECURITIES INDICES. The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Fund's portfolio correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, the Fund's ability to realize a gain from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, the level of stock prices in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on stock indices will be subject to the ability of the Fund's investment adviser, SilverBay Capital Management LLC (the "Adviser"), to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the prices of individual stocks.

          OTHER DERIVATIVES. In addition to options on securities indices (described above) and the derivative instruments described under "Principal Investment Strategies & Methodology" in the Prospectus, the Fund may from time to time invest in a variety of other derivative instruments to seek maximum capital appreciation or for hedging purposes, such as swaptions, and structured-equity notes. A swaption is an option entitling one party to enter into a swap agreement with a counterparty. Structured-equity notes are specially designed investments whose principal payments or interest payments are linked to the value of an underlying equity asset. The Adviser reserves the right to utilize other derivative instruments as it deems appropriate and as new instruments are developed or regulatory changes occur. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. For example:

          o the underlying investment or security might not perform in the manner that the Adviser expects it to perform, which could make an effort to hedge using derivatives unsuccessful;

          o the company issuing the derivative instrument may be unable to pay the amount due on the maturity of the instrument;

          o certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid; and

          o derivatives may change rapidly in value because of their inherent leverage.

          All of this can mean that the Fund's net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions.

          REPURCHASE AGREEMENTS. The Fund is expected to invest no more than 5% of its assets in repurchase agreements involving the types of securities eligible for purchase by the Fund.

          Repurchase agreements, which may be viewed as a type of secured lending by the Fund, are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks.

          The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with repurchase agreements. These procedures include a requirement that the

Adviser effect repurchase transactions only with large, well-capitalized U.S. financial institution approved by it as creditworthy based upon periodic review. In addition, the value of the collateral underlying the repurchase agreement, which will be held by the Fund's custodian on behalf of the Fund, will always be at least equal to the repurchase price, including any accrued interest on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercise of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

          REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements, which involve the sale of securities with the simultaneous agreement to repurchase the securities at an agreed-upon price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of the Fund's investment portfolio. The Fund is expected to invest no more than 5% of its assets in reverse repurchase agreements. As with repurchase agreements, the Adviser will only effect reverse repurchase transactions with large, well-capitalized U.S. financial institution approved by it as creditworthy based upon periodic review.

          WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions will be subject to the Fund's limitation on indebtedness unless, at the time the Fund enters into such a transaction, a segregated account consisting of cash, debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In these cases, the Fund may incur a loss.

RESTRICTED AND ILLIQUID INVESTMENTS

     Although the Fund invests primarily in publicly-traded securities, it may invest a portion of the value of its total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the SEC has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by the Fund qualify under Rule 144A, and an institutional market develops for those securities, the Fund likely will be able to dispose of those securities without registering them under the 1933 Act. To the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund's illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be illiquid, if certain criteria are satisfied with respect to those securities and the market therefor. Securities that are considered to be illiquid are not expected to exceed 15% of the Fund's net assets (as determined at the time of investment). Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

     When registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell a security and the time the Fund may be permitted to sell that security under an effective registration statement. If, during such period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Fund's board of trustees (the "Board").

     Investments in restricted securities and other illiquid investments involve the risk that the securities will not be able to be sold at the time desired by the Adviser or at prices approximating the value at which the Fund is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and other illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund's portfolio. It is not expected that the Fund will invest all or a substantial portion of the value of its total assets in such restricted or other illiquid investments.

INVESTMENTS IN DISTRESSED COMPANIES AND RESTRUCTURINGS

     Though not currently anticipated by the Adviser, the Fund may invest in securities and private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as non-performing and sub-performing loans, loan participations, claims held by trade or other creditors, partnership interests and similar financial instruments, most of which are not publicly traded and which may involve a substantial degree of risk. If the Fund makes such an investment, it may lose a substantial portion or all of its investment in a troubled loan or equity interest or may be required to accept cash or securities with a value less than their share of the investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult for the Adviser to obtain information as to the true condition of such entities.

     The Fund may make certain speculative purchases of financial instruments of companies that are involved in, or which the Adviser believes will be involved in, corporate restructurings, that they believe are undervalued because of an extraordinary event, or that are expected to undergo a change in value because of an expected occurrence. The Fund may also make concentrated investments in financial instruments of companies that may be or may become targets for takeovers. If the Fund purchases financial instruments in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the financial instruments, and an acquisition attempt or reorganization does not in fact occur or they are not able to so influence the issuer of the financial instruments, the Fund may sell the financial instruments at a material loss.

     In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new financial instrument the value of which will be less than the purchase price to the Fund of the financial instruments in respect of which such distribution was made.


                     INVESTMENT ADVISORY AND OTHER SERVICES

     Subject to the supervision and control of the Board, the Adviser serves as the Fund's investment adviser, pursuant to an investment advisory agreement (the "Advisory Agreement"). The Advisory Agreement was approved by the Board (including a majority of the Independent Trustees, as defined hereafter), at a meeting held in person on [__], 2009, and approved on that date by the then sole shareholder of the Fund.

     The Adviser is responsible for: (i) developing and implementing the Fund's investment program, (ii) managing the Fund's investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Advisory Agreement provides that, in consideration for providing certain management services (provided by the Adviser or an affiliate) and administrative services (provided by the Adviser or an affiliate), the Adviser will be entitled to receive the management fee ("Management Fee") and incentive fee ("Incentive Fee"), as set forth under "Fees and Expenses" in the Prospectus. The Management Fee and Incentive Fee arrangements between the Fund and the Adviser were also approved in person by the Board (including a majority of the Independent Trustees), and approved on that date by the then sole shareholder of the Fund, on [__], 2009.

     [Those certain administrative services provided by the Adviser (or an affiliate) will include: providing office space and other support services and personnel as necessary to operate the Fund; supervising the entities retained to provide administrative and custody services to the Fund; providing shareholders with information concerning their investments; preparing investor communications; assisting in the drafting and updating of disclosure documents relating to the

Fund and in the preparation of the Fund's offering materials; maintaining and preserving certain records of the Fund (or supervising the entities retained to provide such record-keeping services); preparing and filing various materials with state and federal regulators and assisting in the preparation and filing of tax returns for the Fund; providing, or arranging for the provision of, legal and regulatory advice in connection with administrative functions; monitoring compliance with regulatory requirements and with the Fund's investment objective, policies and restrictions; reviewing accounting records and financial reports of the Fund; assisting with the preparation of the Fund's financial reports and acting as liaison with the Fund's custodian, administrator, transfer agent and independent auditors; coordinating and organizing meetings of the Board and of shareholders (if any); preparing materials and reports for use in connection with meetings of the Board; assisting the Fund or its agents in conducting offers to repurchase shares; and reviewing and arranging for payment of the Fund's expenses.]

     [The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates and any of its respective officers, directors, employees, members and agents from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of or under the Advisory Agreement. Indemnification is only available to the extent the loss, claim, damage liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.]

     The Advisory Agreement provides that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive annual periods, PROVIDED that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board. The Advisory Agreement also provides that it may be terminated at any time, without the payment of any penalty, either by: (i) the Fund, by action of the Board or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (ii) the Adviser on 90 days' written notice to the Fund. The Advisory Agreement will terminate immediately in the event of its "assignment" (as defined in the 1940 Act). A discussion regarding the Board's approval of the Advisory Agreement and the factors the Board considered will be included in the Fund's first [semi-annual] [annual] report to shareholders.

     In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

     The Fund also pays the Adviser within three months after the end of each Fiscal Period (as defined below) a performance-based incentive fee (the "Incentive Fee") in an amount equal to 20% of the Fund's net profits (including unrealized gains and losses), if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. "Fiscal Period" means: (1) each twelve-month period ending on the Fund's fiscal year end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period; and (2) the period of time from the last Fiscal Period-end through the effective date of a merger or dissolution of the Fund or the termination of the Advisory Agreement. In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year end due to the Fund's share repurchases, only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such repurchase (not taking into account any proceeds from any contemporaneous purchases of shares from the Fund, by reinvestment or otherwise) will be paid to the Adviser for such Fiscal Period.

     The Incentive Fee is calculated and accrued daily as an expense of the Fund. The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

     The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's cumulative loss account, an account established upon the commencement of the Fund's operations and credited with the dollar amount of the Fund's cumulative net loss on a daily basis. Thus, if the Fund has a balance in its cumulative loss account at the end of a Fiscal Period, no Incentive Fee will be payable. This is sometimes known as a "high water mark" calculation. Each time the assets of the Fund are reduced through share repurchases, or in connection with the payment by the Fund of a dividend or distribution, the Fund will adjust the cumulative amount of any loss downward in proportion to the decrease in assets; thereby reducing the amount of cumulative loss attributable to the Fund.

                             MANAGEMENT OF THE FUND

     The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The members of the Board (the "Trustees") will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

     The identity of the Trustees, and brief biographical information regarding each Trustee, is set forth below.



------------------------------------------------------------------------------------------------------------------------
                                                INDEPENDENT TRUSTEES
------------------------------------------------------------------------------------------------------------------------

                                                                               NUMBER OF
                                                                               PORTFOLIOS IN
                  POSITION(S) TERM OF OFFICE AND                               FUND COMPLEX*    OTHER
                  WITH THE    LENGTH OF TIME       PRINCIPAL OCCUPATION(S)     OVERSEEN BY      TRUSTEESHIPS/DIRECTOR
NAME AND AGE      FUND        SERVED               DURING PAST 5 YEARS         TRUSTEE          SHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------
                                                                               None (1)
------------------------------------------------------------------------------------------------------------------------

                                      A-80

                                                                               None (1)
------------------------------------------------------------------------------------------------------------------------
                                                                               None (1)
------------------------------------------------------------------------------------------------------------------------
                                                                               None (1)
------------------------------------------------------------------------------------------------------------------------

The address of each Independent Trustee is [__________].

* "Fund Complex" means two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services, or that have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies. Currently, the Fund is not part of any "Fund Complex." (1) Other than the Fund.

------------------------------------------------------------------------------------------------------------------------
                                              INTERESTED TRUSTEES*
------------------------------------------------------------------------------------------------------------------------

                                                                               NUMBER OF
                                                                               PORTFOLIOS IN
                  POSITION(S) TERM OF OFFICE AND                               FUND COMPLEX*    OTHER
                  WITH THE    LENGTH OF TIME       PRINCIPAL OCCUPATION(S)     OVERSEEN BY      TRUSTEESHIPS/DIRECTOR
NAME AND AGE      FUND        SERVED               DURING PAST 5 YEARS         TRUSTEE          SHIPS HELD BY TRUSTEE
------------------------------------------------------------------------------------------------------------------------
                                                                               None (1)
------------------------------------------------------------------------------------------------------------------------

* "Interested person" of the Fund, as defined by the 1940 Act. [_______] is an interested person due to
[--------------].
(1) Other than the Fund.


     Each of the Trustees was elected to the Board by the sole shareholder of the Fund (who is affiliated with [_____]).

     The Trustees serve on the Board for terms of indefinite duration. Except as required by the 1940 Act, Trustees need not be elected by shareholders. Each Trustee shall serve during the continued lifetime of the Trust until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Any Trustee may resign at any time by written instrument signed by him/her and delivered to any officer of the Trust or to a meeting of the Trustees. The Board of Trustees, by action of a majority of the then remaining Trustees at a duly constituted meeting may fill vacancies in the Board or remove Trustees with or without cause; except that a vacancy shall be filled only by a person elected by shareholders if required by the 1940 Act. Any Trustee may be removed at any meeting of shareholders by a vote of two-thirds of the outstanding shares of the Trust. A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares.

     The following table sets forth certain information regarding the compensation expected to be received by the Independent Trustees from the Fund for their first full fiscal year of service and the aggregate compensation paid to the Independent Trustees for the fiscal year ended [_____]. No compensation is paid by the Fund to Trustees who are "interested persons" (as defined by the 1940 Act) of the Fund or the Adviser.

----------------------------- ------------------ ----------------------- ---------------------- ----------------------
                                                  COMPENSATION TABLE
----------------------------- ------------------ ----------------------- ---------------------- ----------------------

                                  Aggregate      Pension or Retirement     Estimated Annual
                                Compensation      Benefits Accrued as        Benefits Upon       Total Compensation
Name of Trustee                   from Fund      Part of Fund Expenses        Retirement            from the Fund
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
[_____]                        $[ ]               0                       0                      $[ ]
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
[_____]                        $[ ]               0                       0                      $[ ]
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
[_____]                        $[ ]               0                       0                      $[ ]
----------------------------- ------------------ ----------------------- ---------------------- ----------------------

     Currently, the Independent Trustees are each paid an annual retainer of $[____] and per meeting fees of $[____] (or $[____] in the case of telephonic meetings) by the Fund, and are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.


BOARD COMMITTEES

     The only standing committees of the Board are the Audit Committee and the Nominating Committee. The Audit Committee is comprised of the Independent
Trustees. The Audit Committee has, as its primary purpose, oversight responsibility with respect to: (i) the adequacy of the Fund's accounting and financial reporting processes, policies and practices; (ii) the integrity of the Fund's financial statements and the independent audit thereof; (iii) the adequacy of the Fund's overall system of internal controls and, as appropriate, the internal controls of certain service providers; (iv) the Fund's compliance with certain legal and regulatory requirements; (v) determining the qualification and independence of the Fund's independent auditors; and (vi) the Fund's internal audit function. To the extent there are Trustees who are not members of the Audit Committee, the Audit Committee members shall report its activities to the full Board on a regular basis and make such recommendations as the Audit Committee may deem necessary or appropriate. As the Fund is newly organized, no meetings of the Audit Committee have been held as of the date of this SAI.

     The Nominating Committee is comprised of the Independent Trustees to which the discretion to select and nominate candidates to serve as Independent Trustees has been committed. While the Nominating Committee is responsible for the selection and nomination of the Fund's Independent Trustees, the Nominating Committee may consider nominations for the office of Independent Trustee made by shareholders in the Fund or by Fund management as it deems appropriate. Shareholders who wish to recommend a nominee should send nominations (that include biographical information and set forth the qualifications of the proposed nominee) to [[______________], 350 Madison Avenue, 9th Floor, New York, New York, 10017; Attention: ACAP Global Fund]. As the Fund is newly organized, no meetings of the Nominating Committee have been held as of the date of this SAI.

EQUITY SECURITIES OWNED BY TRUSTEES

     The following table sets forth certain information regarding the equity securities of the Fund and the equity securities of other funds sharing the Adviser owned by the Trustees as of [______________]. As of [______________],
the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Adviser, the Adviser's managing member, Alkeon Capital Management, LLC ("Alkeon"), SMH Capital Inc. ("SMH"), Mainsail Group L.L.C. ("Mainsail") or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Adviser or [___________].



                                                                            AGGREGATE DOLLAR RANGE OF EQUITY
                                                                           SECURITIES IN ALL FUNDS OVERSEEN BY
                                            DOLLAR RANGE OF EQUITY          TRUSTEE IN FAMILY OF INVESTMENT
        NAME OF TRUSTEE                     SECURITIES IN THE FUND                    COMPANIES*






*"Family of Investment Companies" means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the Fund is not part of any "family of investment companies."


FUND OFFICERS

     In accordance with the Fund's agreement and declaration of trust (the "Declaration of Trust"), the Board has selected the following persons to serve as officers of the Fund:


------------------------------------------------------------------------------------------------------------------------
                                                    OFFICERS
------------------------------------------------------------------------------------------------------------------------

NAME AND AGE      POSITION(S) WITH     TERM OF OFFICE AND     PRINCIPAL OCCUPATION(S)    NUMBER OF PORTFOLIOS IN FUND
                  THE FUND             LENGTH OF TIME SERVED  DURING PAST 5 YEARS        COMPLEX OVERSEEN
------------------------------------------------------------------------------------------------------------------------
                                                                                         None (1)
------------------------------------------------------------------------------------------------------------------------
                                                                                         None (1)
------------------------------------------------------------------------------------------------------------------------
                                                                                         None (1)
------------------------------------------------------------------------------------------------------------------------
                                                                                         None (1)
------------------------------------------------------------------------------------------------------------------------

The address of each Officer is [__________].
(1) Other than the Fund.


                               PORTFOLIO MANAGER

     The following table provides information regarding accounts managed by the portfolio manager as of the date of this SAI:


-------------- ------------------------------------- ----------------------------------- ---------------------------------------

                                                     POOLED INVESTMENT VEHICLES
               REGISTERED INVESTMENT COMPANIES       MANAGED BY THE                       OTHER ACCOUNTS
               MANAGED BY THE PORTFOLIO MANAGER      PORTFOLIO MANAGER                    MANAGED BY THE    PORTFOLIO MANAGER
-------------- ------------------------------------- ----------------- ------------------  ---------------   --------------------
NAME OF        NUMBER WITH       TOTAL ASSETS WITH   NUMBER WITH       TOTAL ASSETS WITH   NUMBER WITH       TOTAL ASSETS WITH
PORTFOLIO      PERFORMANCE-BASED PERFORMANCE-BASED   PERFORMANCE-BASED PERFORMANCE-BASED   PERFORMANCE-BASED PERFORMANCE-BASED
MANAGER        FEES              FEES                FEES              FEES                FEES              FEES
-------------- ----------------- ------------------- ---------------  ------------------- --------------    --------------------

-------------- ----------------- ------------------- ---------------  ------------------- --------------    --------------------

-------------- ----------------- ------------------- ---------------  ------------------- --------------    --------------------

-------------- ----------------- ------------------- ---------------  ------------------- --------------   ---------------------

PORTFOLIO MANAGER COMPENSATION

     [Mr. Sparaggis' compensation consists of periodic draws and the income from the profits of Alkeon, the managing member of the Adviser, derived by him as its sole principal. The level of Alkeon's profitability in turn is dependent on the advisory fees and performance fees and allocations received from the Fund and other advisory clients.]


SECURITIES OWNERSHIP OF PORTFOLIO MANAGERS

     As of [_____], the portfolio manager did not beneficially own any securities issued by the Fund.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of [_____], the Trustees and officers as a group owned of record or beneficially less than one percent of the outstanding shares of the Fund. As of [_____], the Adviser held of record shares of the Fund as indicated on the following chart. As of [_____], [__________________________] held of record, in nominee accounts for their respective clients, [__________________] shares, respectively, of the Fund representing approximately [____]%, respectively, of the outstanding shares of the Fund. [_______________] has an address of
[____________________],[_______________]       has      an       address      of
[____________________],    and    [_______________]    has   an    address    of
[____________________].  As of  [_____],  to  the  Fund's  knowledge,  no  other shareholder owned of record or beneficially 5% or more of the outstanding shares of the Fund, except as indicated on the following chart:


---------------------------------------------------------------------------------------------------------------------
                        NAME AND
                        ADDRESS OF                                                                    PERCENT OF
TITLE OF CLASS          BENEFICIAL OWNER        AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP             CLASS
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

                                   TAX ASPECTS

     The following is a general summary of the material anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of shares of the Fund. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, court decisions, published positions of the Internal Revenue Service ("IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to U.S. persons who hold shares of the Fund as capital assets for federal income tax purposes. This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws. No ruling has been or will be obtained from the IRS regarding any matter relating to the shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussions set forth here and in the Prospectus do not constitute tax advice. Shareholders must consult their own tax advisers as to the federal income tax consequences of the purchase, ownership and disposition of shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

FEDERAL INCOME TAXATION OF THE FUND

     The Fund will elect, and intends to qualify each year, to be treated as a regulated investment company ("RIC") under Subchapter M of the Code. Prior to electing RIC status the Fund will elect to be treated as a corporation for federal tax purposes. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets (the "Diversification Requirement"). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

     To avoid a nondeductible 4% federal excise tax, the Fund will be required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98% of its capital gain net income (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years on which the Fund paid no U.S. federal income tax. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

     The Diversification Requirement requires the Fund to diversify its holdings so that at the end of each quarter of the taxable year:

   o at least 50% of the value of the Fund's total assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities representing, in respect of any one issuer, no more than 5% of the value of the Fund's assets and no more than 10% of the outstanding voting securities of such issuer; and

   o no more than 25% of the value of the total assets of the Fund is invested in (i) the securities of any one issuer, other than U.S. government securities or securities of other RICs, (ii) the securities of any two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or (iii) securities of qualified publicly traded partnerships.

     If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

     There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Under Temporary Regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder's pro rata portion of the affected expenses, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% "floor" on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A "nonpublicly offered regulated investment company" is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor
(iii) held by at least 500 persons at all times during the taxable year.

NATURE OF THE FUND'S INVESTMENTS

     Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions. An investment by the Fund in a "passive foreign investment company" may result in additional taxes as well as potentially causing the Fund to recognize income in advance of receiving cash payments.

DISTRIBUTIONS TO SHAREHOLDERS

     Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund's current and accumulated earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

     The federal income tax rates generally will be reduced to 15% (5% for individuals in lower tax brackets) on (1) long-term capital gains received by individuals and (2) "qualified dividend income" received by individuals from certain domestic and foreign corporations. The reduced rates for capital gains generally apply to long-term capital gains from sales or exchanges recognized for taxable years beginning on or before December 31, 2010. The reduced rate for dividends generally applies to "qualified dividend income" received in taxable years after December 31, 2002 and ceases to apply for taxable years beginning after December 31, 2010. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for the reduced rates to apply. Because the Fund intends to invest primarily in equity securities, a portion of the ordinary income dividends paid by the Fund should be eligible for the reduced rate applicable to "qualified dividend income." No assurance can be given as to what percentage of the ordinary income dividends, if any, will consist of "qualified dividend income." To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), SEE "Capital Gains Rates" below.

     Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

     Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund's income available for distribution.

SALE OF SHARES

     A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between their adjusted tax basis (which will include any sales load paid by such shareholder to a Selling Agent) in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and will be treated as a long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to the Fund's automatic reinvestment plan. In such a case, the tax basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale or exchange of Fund shares held by a shareholder for six months or less will be treated for federal income tax purposes as a long-term capital loss to the extent of any distributions of long-term capital gains received by the shareholder with respect to such shares and the amount of any undistributed capital gain of the Fund required to be included in the income of the shareholder with respect to such shares.

CAPITAL GAINS RATES

     The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum income tax rate for capital assets held for one year or less or (ii) for net capital gains, 15% for capital assets held for more than one year (5% for individuals in lower tax brackets and 20% for net capital gains recognized in taxable years beginning after December 31, 2010). The maximum long-term capital gains rate for corporations is 35%.

REPURCHASE OF SHARES

     The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a "complete redemption" of the shareholder's interest in the Fund or is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will recognize gain or loss on a redemption equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the shares redeemed. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss.

     If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a redemption of shares will be taxable to the shareholder as a dividend to the extent of such shareholder's allocable share of the Fund's current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's adjusted tax basis in the shares sold), and any amount in excess of the shareholder's adjusted tax basis would constitute taxable gain. Any remaining tax basis in the shares tendered to the Fund will be transferred to any remaining shares held by such shareholder. In addition, if a tender of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of such repurchases will be such that a tendering shareholder will qualify for sale or exchange treatment as opposed to dividend treatment.

WITHHOLDING ON PAYMENTS TO NON-U.S. SHAREHOLDERS

     A shareholder who is not (i) a citizen or resident alien individual of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, including the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such shareholder, provided that such shareholder furnishes to the Fund a properly completed IRS Form W-8BEN or other applicable W-8 form certifying its non-United States status.

     Non-effectively connected capital gain dividends and gains realized from the sale of shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for 183 days or more during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their shares. SEE "Backup Withholding" and "Information Reporting" below.

     If distributions made by the Fund or gains realized from the sale of shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the graduated tax rates applicable to United States persons. To establish that income from the Fund or gains realized from the sale of shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.

     For taxable years beginning before January 1, 2010, properly designated dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund's "qualified net interest income" (generally, the Fund's U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund's "qualified short-term capital gains" (generally, the excess of the Fund's net short-term capital gain over the Fund's long-term capital loss for such taxable year). Depending on its circumstances, however, the Fund may designate all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a Non-U.S. Shareholder(s) will need to comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, other applicable W-8 form or substitute Form). In the case of common shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholder(s) should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund's distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

     The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds shares in the Fund through a non-United States partnership must provide an IRS Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of shares of the Fund.

     If the Fund retains and designates any amount of the Fund's net capital gains as undistributed capital gains, a Non-U.S. Shareholder will be entitled to a federal income tax credit or tax refund equal to the shareholder's allocable share of the tax we pay on such undistributed capital gains. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

     Subject to certain exceptions, distributions attributable to a RIC's direct (and in certain cases, indirect) disposition of a United States real property interest will be subject to U.S. net income tax if made by the RIC that is a United States real property holding corporation before January 1, 2010, and distributions from a RIC that is a U.S. real property holding corporation that are attributable to a United States real property interest distribution from a REIT will be subject to net income tax even if made on or after January 1, 2010. In the case of a Non-U.S. Shareholder which is a corporation, such amounts may also be subject to a branch profits tax.

Although there can be no assurance, the Fund does not anticipate that the Fund will constitute a United States real property holding corporation.

BACKUP WITHHOLDING

     The Fund may be required to withhold federal income tax at the rate of 28% (through 2010) on all taxable distributions payable to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its foreign status (in the case of a Non-U.S. Shareholder),
(ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

     Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

INFORMATION REPORTING

     The Fund must report annually to the IRS and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

     If a shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder in any single taxable year (or in excess of certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

                      PROXY VOTING POLICIES AND PROCEDURES

     The Board has delegated the responsibility for voting proxies relating to portfolio securities held by the Fund to the Adviser as part of the Adviser's management of the Fund pursuant to the Advisory Agreement. The Adviser has adopted the proxy voting policies and procedures of its managing member, Alkeon, to ensure that the Adviser votes proxies in a manner that serves the best interests of its clients, including the Fund. The following is a summary of Alkeon's proxy voting policies and procedures.

     [Alkeon has entered into an agreement with RiskMetrics Group ("RMG"), an independent third party, for RMG to provide Alkeon with its research on proxies and to facilitate the electronic voting of proxies. Alkeon has adopted RMG's proxy voting policies and procedures (the "Proxy Procedures") in order to ensure that it votes proxies in the best interests of its clients. Alkeon has instructed RMG to vote all proxies in accordance with the Proxy Procedures, unless instructed by Alkeon to vote otherwise.

     Alkeon  generally  votes  in  favor  of  routine   corporate   housekeeping
proposals, such as proposals to ratify auditors and reasonably crafted shareholder proposals calling for directors to be elected with an affirmative majority of votes. For all other proposals, Alkeon will vote in accordance with the Proxy Procedures.]

     Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve month period ended June 30 will be reported on Form N-PX and be made available no later than August 31 of each year. Such information can be obtained (i) without charge, upon request, by calling [_____________] at [_________________] and (ii) at the SECs website at
http://www.sec.gov.

                               GENERAL INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

     [_____] will act as independent registered public accountant for the Fund and in such capacity will audit the Fund's annual financial statements and financial highlights.

                              FINANCIAL STATEMENTS

     Appendix A to this SAI provides financial information regarding the Fund. The Fund's financial statements have been audited by [_____________].